SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended December 31, 2007

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2007

INDEX

Financial Statements

       7001 Management Report
       7002 Balance Sheet
       7003 Statement of Income
       7004 Statement of Changes in Stockholders' Equity
       7005 Statement of Changes in Financial Position
       7006 Consolidated Balance Sheet
       7007 Consolidated Statement of Income
       7008 Consolidated Statement of Changes in Stockholders' Equity
       7009 Consolidated Statement of Changes in Financial Position
       7010 Financial Group Balance Sheet
       7011 Financial Group Statement of Income
       7012 Financial Group Statement of Changes in Financial Position
       7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

       7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

       7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

       7016 Marketable Securities by Type and Maturity
       7017 Marketable Securities by Balance Sheet Account and Maturity
        7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
       7019 Maturity of Lending Operations Portfolio
       7020 Flow of Lending Operations Portfolio
       7021 Geographical Distribution of Lending Operations Portfolio and Deposits
       7022 Risk Level of Lending Operations Portfolio
       7023 Lending Operations Portfolio by Index
       7024 Credit Assignment
       7025 Lending Operations Portfolio by Amount and Risk Level
       7026 Fixed Assets
       7027 Funding by Maturity

Risk Management

       7028 Operational Limits

Complemental Statistical Information

       7029 Branches Financial Information
       7030 Taxes and Charges
       7031 Correspondent Banks Transactions
       7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

       7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

       7034 Provisions
       7035 Capital
       7036 Cash Dividends Paid
       7037 Changes on Capital in the Reference Period
       7038 Commitments and Guarantees
       7039 Assets and Liabilities Denominated in Foreign Currency
       7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

The Brazilian Economy

In 2007, the Brazilian macroeconomic figures remained favorable, despite the uncertainties regarding the American economy. The subprime mortgage crisis and its consequences in the financial sector increased the risks of a U.S. recession, causing high volatility in the financial markets. However, mild inflation throughout the year caused the Central Bank to pursue the policy of gradual reduction in the Selic rate, which closed out the year at 11.25% p.y. The cumulative inflation (measured by IPCA) was 4.5%, in line with the Central Bank target.

The high volatility in the international markets reduced the appetite for emerging market assets. The Embi+BR ended 2007 at 222 basis points, 30 basis points up when compared to 2006. Even though, Brazil suffered less than other emerging countries due to maintenance of solid economic fundamentals. Among them, good examples are the trade balance, that reached US$40.0 billion in 2007, the international reserves, that ended the year at US$180,3 billion, above the verified in 2006, and the fiscal policy, with a public sector primary surplus of 4.0% of the GDP, above the 2007 goal of 3.8% . The debt to GDP ratio reached 42.8% in the end of the year, a drop when compared to the verified in 2006.

In 2007, the Real appreciated 17.2% against the US-dollar, ending the year at R$ 1.77, despite the Central Bank US-dollar repurchase process. The Real appreciation cycle was influenced by the Brazilian solid external accounts, and by the maintenance of a high difference between domestic and and international interest rates.

The economic growth recovered the robust rhythm. The expectation is that the GDP ends the year with real growth of 5.3%, mainly stimulated by the domestic demand of consumption and investments.

Businesses

Unibanco’s business mix is balanced and well diversified, based upon four main segments: Retail, Wholesale, Wealth Management and Insurance and Private Pension Plans.

Retail

In December 2007, Unibanco’s Retail segment reached approximately 29 million clients throughout the country. Besides the increase in number of partnerships with retailers, the client base growth is mainly explained by the expansion in number of credit card clients and payrolls.

The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its branch network, and partnerships.

The main highlights in Retail portfolio were: payroll loans, 143.5% up in 2007 reaching R$ 4,958 million, and auto loans, 91.6% up over the year, reaching R$8,800 million on December 31, 2007. The total retail loan portfolio reached R$ 38,835 million, with 49.7% evolution in the year.

Unibanco closed 2007 with a network of 952 branches and 293 corporate-site branches. Fininvest had 265 fully-owned stores and more than 13 thousand points-of-sale. At the same date, LuizaCred had 357 points-of-sale while PontoCred had 427.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Differentiated products and services such as derivatives and capital markets operations were the highlights in the year. Derivatives revenues increased 41% and capital markets transactions revenues increased 105% when compared to 2006.

Unibanco was the coordinator of Tegma Gestão e Logística S.A. primary and secondary equity offerings, in the amount of R$585 million and lead coordinator of Suzano Papel e Celulose secondary equity offering, in the amount of R$612 million. Still during 2007, Unibanco was the lead coordinator of the IPOs of Redecard, in the amount of R$4,643 million, and of SulAmérica S.A., in the amount of R$775 million, and coordinator of Tempo Participações S.A. IPO, in the amount of R$394 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$4,4 billion during the year, with a 11.6% market share, maintaining its 3rd place in the BNDES overall ranking. During 2007, Unibanco also disbursed R$560 million in BNDES-exim–funded loans.

The Wholesale loan portfolio, excluding guarantees and endorsements, reached R$ 22,600 million in December 2007, up 16.4% in the year, despite the dollar depreciation of 17.2% in the period. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

The Equity Research team of Unibanco InvestShop Corretora de Valores Mobiliários was recognized as one of the Top 10 Research Houses in the 2007 All-Brazil Research Team ranking, from Institutional Investor magazine, with awards to the analysts of the Consumer Goods and Banking and Financial Services Sectors.

Wealth Management

Unibanco Asset Management (UAM) ended December 2007 with R$ 54,935 million in assets under management, up 25.5% in the last 12 months. Its market share as of December 31, 2007, stood at 4.7% (source: Anbid). Also according to Anbid, UAM increased its market share in the Corporate business to 4.1% in December 2007 from 2.4% in December 2006.

The segment presented a record of R$ 7,5 billion increase in assets under management, mainly from the Corporate business and the Private Bank business. In the Corporate business, the highlight in 2007 was the launching of Petrobras credit receivable investment fund (FIDC), with R$ 2,2 billion in assets under management.

Standard & Poors affirmed in 2007 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

UAM was awarded the Best Manager of Leveraged Funds, by Guia Exame magazine, and had 65 funds classified as the most profitable by the Standard & Poor's ranking. Attesting the quality of its processes and professionals, Unibanco Asset Management was also a highlight in the ranking created by PPS Consulting to Investidor Institucional magazine. In this ranking, six funds for institutional clients were classified as excellent.

At the Private Banking, assets under management grew 36% in 2007. According to Boston Consulting Group research, released in October 2007, Unibanco Private Bank presented one of the largest growth in assets under management in Latin America.

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 302 million in 2007. Operating income reached R$ 135 million in 2007, a 19.5% growth compared to 2006. Combined revenues from the Insurance and Private Pension Plan businesses were R$5.691 million in 2007, up 17.5% from 2006.

Consolidated technical reserves reached R$10,302 million at the end of December 2007, up 24.2% from December 2006. The loss ratio was 44.8%, a 400 b.p. improvement in 2007 when compared to 2006. The combined ratio reached 95.0% in 2007, better than the industry average.

Unibanco Insurance and Pension Plan companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.6% market share (as of November 2007).

Unibanco AIG Seguros is the leader in the following segments: D&O (Directors and Officers), transportation, engineering risks, aeronautics risks, oil risks, and extended warranty products. At the oil risk segment, Unibanco has an important position, with 51.2% market share.

Unibanco AIG Vida e Previdência serves more than 1,400 corporate clients and more than 875 thousand individual clients.

Human Resources

In 2007, Unibanco was considered one of the best companies to work for by Você S/A and Exame magazines in partnership with FIA - Fundação Instituto de Administração (Administration Institute Foundation). This achievement is an acknowledgment of the respect that the company has for its employees and confirms the company’s successful trajectory. In 2006, Unibanco was recognized as one of the 100 best companies to work for in Brazil according to Great Place to Work Institute.

Unibanco’s Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 34,215 professionals, Unibanco invested over R$52 million during 2007 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.

Moreover, Unibanco has been undertaking employee satisfaction surveys since 1997 to monitor the organizational climate and take required actions to provide personal development. In 2007, the employee satisfaction and motivation index reached 86% of satisfied or very satisfied employees, up 1,700 b.p. from 1997.

Corporate Risk Management

Unibanco adopts leading-edge internationally proven methods of risk management, with an independent and integrated structure. Unibanco’s risk control department developed a proprietary methodology to calculate and allocate economic capital that consolidates risks and contributes to the optimization of the bank’s risk/return ratio.

The management of market risk and liquidity is conducted through daily monitoring of exposure levels vis-à-vis limits established with the help of tools such as VaR, sensitivity analysis and stress testing.

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

Corporate Governance

Superior corporate governance has been embedded in Unibanco’s daily business at all seniority levels. Unibanco has joined Bovespa’s Level 1 since 2001. The Bank counts on clear and well-defined processes, ensuring impartiality and quickness in decision-making processes.

Unibanco – 10 years on NYSE

In 2007, Unibanco celebrated its 10th anniversary of listing in the American market. Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange and is the top of the sector in ADRs’ financial trading volume.

The GDSs’ average daily trading volume increased 97.3% in 2007 and reached the average of R$283,1 million per day. In the same period, the Units’ average daily trading volume was R$85.1 million, 172.8% up from 2006.

Stocks

Unibanco´s Units (UBBR11) gained 25% over the past 12 months. In the same period, Unibanco’s GDSs (UBB) gained 50%. The graph below traces the stocks’ performance in both domestic and international markets:

Market Capitalization

Unibanco market capitalization is R$31 billion, estimated on the Unit (UBBR11) closing quotation of R$22.35, as of February 13, 2008.

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 160%.

The table below features the Units’ weighting in each of these stock indices, according to the latest four-month revision.

Stock Repurchase Program

In August , 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition, by Unibanco, of preferred shares issued by Unibanco and preferred shares issued by Unibanco Holdings, with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings. The acquisition of shares were made solely through acquisition of Share Deposits Certificates (Units), traded in the Brazilian Market, and the amount of shares repurchased were 8,765,400 Units, at the average acquisition price of R$23.22 per Unit, respecting the approved limit of 20,000,000 Units valid for the 6-month program.

On February 13, 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved a new Stock Repurchase Program for acquisition of up to 20,000,000 Units. The authorization will be valid for 12 months to be counted from February 15, 2008.

Interest on Capital Stock/Dividends

In 2007, Unibanco declared a total of R$1,158 million in interest on capital stock, 53% growth when compared to 2006. It is worth mentioning that the dividends regarding the non recurring results are included in this amount.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). In 2007, the amount of R$1,158 million interest on capital stock declared represented 35.4% of the net income after the establishment of legal reserves. Unibanco Holdings distributes the entirety of its results realized in cash.

Unibanco and Unibanco Holdings distribute interest on capital stock to shareholders in a quarterly basis. At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services to independent auditing. We inform that, for the period ended on December 31, 2007, Unibanco paid for professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$189 thousand (2006 – R$812 thousand), or approximately 1.9% of the total fees paid to PricewaterhouseCoopers Auditores Independentes during the period, which reached R$10,179 thousand (2006 – R$10,928 thousand).

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

Sustainability

Paying attention to clients and society demands, and with the goal of standardizing and inserting the sustainability concept in its businesses, in September 2007, Unibanco attributed to the Communications department the task of unifying all Unibanco’s sustainability initiatives and promoting a culture of sustainability principles.

The first step of the Sustainability team was to create a Sustainability Committee at Unibanco, formed by representatives from diverse areas which are core to the development of this issue in the conglomerate. In December, the Sustainability team also launched an advertisement campaign focusing on the teenagers and on their power of transforming the world, with the slogan “Sustainability is to take care of those who will take care of the world”.

Unibanco was awarded the Bank of the Year 2007 in emerging markets, in the category Environmental Social Governance, by The Banker magazine, from the Financial Times. The key factors were the integration of the social and environmental aspects with good corporate governance issues in Unibanco’s strategy and businesses.

Credit Cards with Social and Environmental Benefits

In order to stimulate social and environmental awareness, Unicard redesigned, in the end of 2007, its social and environmental responsible credit card portfolio. Pioneers in the market, these products no longer charge annual fees, but rather have monthly contributions to Aqualung Institute, Greenpeace, or Abrinq Foundation. The contribution to these entities is monthly charged and varies from R$10 to R$15, and the whole amount is forwarded to the projects. The client still receives the reports of the entities that he or she chose to contribute, emails with campaigns information, and have access to special discounts in environmental-related stores and courses. The welcome kits given to these clients are made of recycled paper, and the Greenpeace credit cards are biodegrading.

Unibanco’s partnership with all the three entities, well-known by their good results and commitment, started in 1994 with Aqualung cards, in 1999 with Abrinq, and in 2001 with Greenpeace.

Instituto Unibanco

Instituto Unibanco pursues the development of teenagers and young adults as a means of developing the future human resources. It acts in three main fronts:

  Formal Education (social and human development opportunities);
  Work World (economic development opportunities);
  Environmental Education (environmental responsibility promotion).

The main activities in 2007 were:

  Projeto Jovem do Futuro (Youth of the Future Project): the goal of this project is to contribute to the improvement of the public high school education, through technical and financial support, and participative management in the implementation of a total quality strategic planning in the supported schools. In 2007, four schools in São Paulo City participated in this project and 5,275 students were benefited;
  Entre Jovens (Among Youth): this project offers complementary educational assistance for first-year students of public high schools. The project is implemented through a tutoring program developed by Pedagogy undergrad students, with a proposal of promoting youth-to-youth teaching. In 2007, more than 2 thousand students of 20 schools in Rio de Janeiro were benefited, and 143 undergrad tutors participated in the project;
  Projeto Jovens Aprendizes (Learner Youth Project): this project offers technical and financial support to non-profit and non-governmental organizations in the formation and insertion of learner youth, between 16 and 24 years old, in the market. In 2007, 6 entities formed 860 youths for the market.

Instituto Moreira Salles

Instituto Moreira Salles (IMS) is a non-profit organization devoted to promoting and developing cultural programs. Throughout the year, over 127 thousand people visited the Institute Cultural Centers and around 2.6 million people attended the movie sessions sponsored by Unibanco.

The main activities sponsored by IMS during 2007 were:

  O Brasil de Marc Ferrez Photographic Exhibition: the exhibition happened in the beginning of 2007, in the Sesi Art Gallery in São Paulo, and was awarded by the São Paulo’s Art Critics Association (APCA) as the best Brazilian exhibition in the Visual Arts category;
  Visões de Buenos Aires (Sights from Buenos Aires) Exhibition, by Horacio Coppola: after being exposed in Rio de Janeiro, the photographic exhibition is currently at IMS in São Paulo. It includes pictures of the Argentinean Capital in the 1930s. Coppola, 101-year-old men, is considered the most important Argentinean contemporary photographer;
  IMS celebrated the 110th anniversary of the composer Pixinguinha (1897 – 1973) with an exhibition of original documents, pictures and music transcripts written by the artist.

Microcredit

Unibanco Microinvest is a result of a partnership between Banco Fininvest, which has 82% participation, and the International Finance Corporation (IFC), a member of the World Bank Group, and which has the remaining 18% participation. The main goal of the company is to make financial products available to low-income entrepreneurs through a unique distribution model in Brazil, with more than 200 points-of-sales and 51 microcredit agents. Since the launching of this program, Unibanco Microinvest has granted approximately R$38 million in loans targeted to the acquisition of machines and equipment, working capital and build renovations. More than 10 thousand people were benefited with this type of loan.

The company uses the individual loan methodology, and the operations analyses and monitoring are made by a microcredit agent. This agent visits the client, does an analysis of his or her business, and is also responsible for the post-sale relationship. Part of the success of this type of loan is due to the closer relationship between the agent and the client. Today, Microinvest mainly assists retail and services sectors.

7002 - BALANCE SHEET

CODE	DESCRIPTION	December 31, 2007

10.0.0.00.00.00	TOTAL ASSETS	157,502,474.35
10.1.0.00.00.00	CURRENT ASSETS	93,647,415.23
10.1.1.00.00.00	CASH AND DUE FROM BANKS	2,511,236.69
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	41,192,330.01
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	31,067,883.68
10.1.2.22.00.00	Interbank Deposits	10,124,446.33
10.1.3.00.00.00	MARKETABLE SECURITIES	11,137,544.04
10.1.3.10.00.00	Own Portfolio	6,411,791.65
10.1.3.20.00.00	Subject to Repurchase Commitments	1,490,834.32
10.1.3.40.00.00	Pledged under Guarantees Rendered	482,512.43
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,585,294.23
10.1.3.85.00.00	Derivative Financial Instruments	1,167,111.41
10.1.4.00.00.00	INTERBANK ACCOUNTS	6,616,964.11
10.1.4.10.00.00	Payments and Receipts Pending Settlement	57,806.87
10.1.4.20.00.00	Compulsory Deposits	6,520,266.85
10.1.4.20.10.00	Brazilian Central Bank	6,518,742.81
10.1.4.20.40.00	National Housing System - SFH	1,524.04
10.1.4.80.00.00	Correspondent Banks	38,890.39
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	31,609.45
10.1.5.10.00.00	Third-party Funds in Transit	240.87
10.1.5.20.00.00	Internal Transfers of Funds	31,368.58
10.1.6.00.00.00	LENDING OPERATIONS	22,956,329.16
10.1.6.10.00.00	Lending Operations	23,871,794.75
10.1.6.10.10.00	Public Sector	181,210.50
10.1.6.10.20.00	Private Sector	23,690,584.25
10.1.6.90.00.00	Allowance for Losses on Lending	(915,465.59)
10.1.7.00.00.00	LEASING OPERATIONS	409,415.49
10.1.7.10.00.00	Leasing Operations	412,135.25
10.1.7.10.20.00	Private Sector	412,135.25
10.1.7.90.00.00	Allowance for Losses on Leasing	(2,719.76)
10.1.8.00.00.00	OTHER CREDITS	8,393,844.13
10.1.8.20.00.00	Foreign Exchange Portfolio	4,022,022.51
10.1.8.30.00.00	Income Receivable	1,152,087.47
10.1.8.40.00.00	Negotiation and Intermediation of Securities	578,737.76
10.1.8.70.00.00	Sundry	2,681,600.41
10.1.8.90.00.00	Allowance for Losses on Other Credits	(40,604.02)
10.1.9.00.00.00	OTHER ASSETS	398,142.15
10.1.9.40.00.00	Other Assets	147,420.38
10.1.9.70.00.00	Allowance for Other Assets Losses	(31,507.74)
10.1.9.90.00.00	Prepaid Expenses	282,229.51
10.2.0.00.00.00	LONG-TERM ASSETS	48,602,196.55
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,318,179.27
10.2.2.22.00.00	Interbank Deposits	1,318,179.27
10.2.3.00.00.00	MARKETABLE SECURITIES	27,942,089.93
10.2.3.10.00.00	Own Portfolio	6,898,590.73
10.2.3.20.00.00	Subject to Repurchase Commitments	16,663,403.09
10.2.3.40.00.00	Pledged under Guarantees Rendered	1,888,109.24
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,558,770.61
10.2.3.85.00.00	Derivative Financial Instruments	933,216.26
10.2.4.00.00.00	INTERBANK ACCOUNTS	56,059.89
10.2.4.20.00.00	Compulsory Deposits	56,059.89
10.2.4.20.40.00	National Housing System - SFH	56,059.89
10.2.6.00.00.00	LENDING OPERATIONS	15,350,903.63
10.2.6.10.00.00	Lending Operations	15,842,151.88
10.2.6.10.10.00	Public Sector	631,327.61
10.2.6.10.20.00	Private Sector	15,210,824.27
10.2.6.90.00.00	Allowance for Losses on Lending	(491,248.25)
10.2.7.00.00.00	LEASING OPERATIONS	541,836.18
10.2.7.10.00.00	Leasing Operations	545,435.62
10.2.7.10.20.00	Private Sector	545,435.62
10.2.7.90.00.00	Allowance for Losses on Leasing	(3,599.44)
10.2.8.00.00.00	OTHER CREDITS	2,769,400.49
10.2.8.10.00.00	Receivables on Guarantees Honored	33,589.76
10.2.8.20.00.00	Foreign Exchange Portfolio	494,013.06
10.2.8.30.00.00	Income Receivable	27,105.56
10.2.8.70.00.00	Sundry	2,217,552.45
10.2.8.90.00.00	Allowance for Losses on Other Credits	(2,860.34)
10.2.9.00.00.00	OTHER ASSETS	623,727.16
10.2.9.90.00.00	Prepaid Expenses	623,727.16
10.3.0.00.00.00	PERMANENT ASSETS	15,252,862.57
10.3.1.00.00.00	INVESTMENTS	14,326,750.80
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	14,302,906.99
10.3.1.20.10.00	Local	11,305,742.81
10.3.1.20.20.00	Foreign	2,997,164.18
10.3.1.50.00.00	Other Investments	52,442.68
10.3.1.90.00.00	Allowance for Losses	(28,598.87)
10.3.2.00.00.00	FIXED ASSETS	382,029.80
10.3.2.30.00.00	Land and buildings in use	183,312.08
10.3.2.40.00.00	Other Fixed Assets	1,004,096.30
10.3.2.90.00.00	Accumulated Depreciation	(805,378.58)
10.3.4.00.00.00	DEFERRED CHARGES	544,081.97
10.3.4.10.00.00	Organization and Expansion Costs	1,072,765.45
10.3.4.90.00.00	Accumulated Amortization	(528,683.48)
40.0.0.00.00.00	TOTAL LIABILITIES	157,502,474.35
40.1.0.00.00.00	CURRENT LIABILITIES	84,026,697.19
40.1.1.00.00.00	DEPOSITS	38,213,708.65
40.1.1.10.00.00	Demand Deposits	10,268,331.96
40.1.1.20.00.00	Savings Deposits	10,060,218.71
40.1.1.30.00.00	Interbank Deposits	7,354,135.13
40.1.1.40.00.00	Time Deposits	10,400,433.10
40.1.1.90.00.00	Other Deposits	130,589.75
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	24,910,812.13
40.1.2.10.00.00	Own Portfolio	9,759,209.11
40.1.2.20.00.00	Third Parties Portfolio	15,151,603.02
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,905,595.26
40.1.3.40.00.00	Debentures	409,835.76
40.1.3.50.00.00	Securities Abroad	1,077,953.95
40.1.3.60.00.00	Real estate notes	417,805.55
40.1.4.00.00.00	INTERBANK ACCOUNTS	166,057.25
40.1.4.10.00.00	Receipts and Payments Pending Settlement	48,700.77
40.1.4.40.00.00	Correspondent Banks	117,356.48
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	626,354.50
40.1.5.10.00.00	Third-Party Funds in Transit	626,342.49
40.1.5.20.00.00	Internal Transfer of Funds	12.01
40.1.6.00.00.00	BORROWINGS	5,957,582.10
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	91.10
40.1.6.30.00.00	Foreign Borrowings	5,957,491.00
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,559,621.78
40.1.7.10.00.00	National Treasury	26,058.26
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,400,026.73
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,114,930.42
40.1.7.90.00.00	Other Institutions	18,606.37
40.1.8.00.00.00	FOREIGN ONLENDINGS	2,286.21
40.1.8.10.00.00	Foreign Onlendings	2,286.21
40.1.9.00.00.00	OTHER LIABILITIES	9,684,679.31
40.1.9.10.00.00	Collection of Taxes and Social Contributions	54,085.19
40.1.9.20.00.00	Foreign Exchange Portfolio	2,519,479.53
40.1.9.30.00.00	Social and Statutory	990,945.59
40.1.9.40.00.00	Taxes and Social Security	129,025.28
40.1.9.50.00.00	Negotiation and Intermediation of Securities	1,374,207.15
40.1.9.85.00.00	Subordinated Debit	14,931.38
40.1.9.87.00.00	Derivative Financial Instruments	3,136,180.21
40.1.9.90.00.00	Sundry	1,465,824.98
40.2.0.00.00.00	LONG-TERM LIABILITIES	61,610,491.35
40.2.1.00.00.00	DEPOSITS	28,861,195.17
40.2.1.30.00.00	Interbank Deposits	13,619,392.41
40.2.1.40.00.00	Time Deposits	15,241,802.76
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	8,383,239.96
40.2.2.10.00.00	Own Portfolio	8,383,239.96
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	6,050,888.48
40.2.3.40.00.00	Debentures	2,485,138.55
40.2.3.50.00.00	Securities Abroad	3,565,541.59
40.2.3.60.00.00	Real estate notes	208.34
40.2.6.00.00.00	BORROWINGS	1,523,222.45
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	236.94
40.2.6.30.00.00	Foreign Borrowings	1,522,985.51
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	5,372,786.84
40.2.7.10.00.00	National Treasury	79,378.00
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,674,095.46
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	2,477,170.25
40.2.7.90.00.00	Other Institutions	142,143.13
40.2.8.00.00.00	FOREIGN ONLENDINGS	5,296.91
40.2.8.10.00.00	Foreign Onlendings	5,296.91
40.2.9.00.00.00	OTHER LIABILITIES	11,413,861.54
40.2.9.20.00.00	Foreign Exchange Portfolio	496,257.88
40.2.9.40.00.00	Taxes and Social Security	1,823,884.86
40.2.9.50.00.00	Negotiation and Intermediation of Securities	111,083.74
40.2.9.85.00.00	Subordinated Debt	5,749,736.56
40.2.9.87.00.00	Derivative Financial Instruments	805,025.30
40.2.9.90.00.00	Sundry	2,427,873.20
40.5.0.00.00.00	DEFERRED INCOME	27,981.35
40.5.1.00.00.00	Deferred Income	27,981.35
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	11,837,304.46
40.6.1.00.00.00	Capital	8,000,000.00
40.6.1.10.00.00	Local Residents	5,605,827.41
40.6.1.20.00.00	Foreign Residents	2,394,172.59
40.6.4.00.00.00	Capital Reserves	160,910.52
40.6.5.00.00.00	Revaluation Reserves	4,883.94
40.6.6.00.00.00	Revenue Reserves	2,678,288.88
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(65,785.74)
40.6.8.00.00.00	Retained earnings	1,195,700.15
40.6.9.00.00.00	Treasury Stocks	(136,693.29)

7003 - STATEMENT OF INCOME

		From October 1, 2007	From January 1, 2007
CODE	DESCRIPTION	to December 31, 2007	to December 31, 2007

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,689,361.34	13,144,550.92
10.1.1.10.10.11	Lending Operations	1,661,250.40	6,064,742.98
10.1.1.10.10.13	Leasing Operations	19,282.92	27,568.55
10.1.1.10.10.15	Marketable Securities	1,804,441.30	6,339,520.81
10.1.1.10.10.16	Derivative Financial Instruments	91,529.41	266,819.12
10.1.1.10.10.17	Foreign Exchange Transactions	-	20,332.02
10.1.1.10.10.19	Compulsory Deposits	112,857.31	425,567.44
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,687,585.09)	(9,286,996.98)
10.1.1.10.20.12	Deposits and Securities Sold	(2,222,240.71)	(7,745,388.09)
10.1.1.10.20.14	Borrowings and Onlendings	(165,354.08)	(642,304.05)
10.1.1.10.20.18	Foreign Exchange Transactions	(38,510.23)	-
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(261,480.07)	(899,304.84)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,001,776.25	3,857,553.94
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(180,504.70)	(336,375.66)
10.1.1.20.21.00	Services Rendered	496,798.11	2,081,508.56
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(478,572.75)	(1,789,481.72)
10.1.1.20.24.00	Other Administrative Expenses	(464,281.83)	(1,757,523.92)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(126,191.61)	(1,012,573.30)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	715,640.99	3,617,921.76
10.1.1.20.25.00	Other Operating Income	15,993.10	59,326.02
10.1.1.20.32.00	Other Operating Expenses	(339,890.71)	(1,535,553.06)
10.1.1.00.00.00	OPERATING INCOME	821,271.55	3,521,178.28
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(3,160.93)	(20,718.35)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	818,110.62	3,500,459.93
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	172,285.78	440,839.43
10.2.1.00.00.00	Provision for Income Tax	146,281.38	(58,606.38)
10.2.2.00.00.00	Provision for Social Contribution	63,045.97	5,790.10
10.2.3.00.00.00	Deferred Tax Asset	(37,041.57)	493,655.71
10.3.0.00.00.00	PROFIT SHARING	(163,323.15)	(493,474.37)
10.0.0.00.00.00	NET INCOME	827,073.25	3,447,824.99
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(444,102.28)	(1,362,096.28)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.00029599575473	0.00123391919651

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	CAPITAL	CAPITAL	REVALUATION RESERVE ON	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL

		RESERVE	SUBSIDIARIES	LEGAL	STATUTORY

AT SEPTEMBER 30, 2007	8,000,000.00	160,745.49	4,905.13	641,612.42	2,061,896.15	(48,476.65)	837,772.35	(65,883.82)	11,592,571.07
PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(25,043.17)	-	(25,043.17)
TRANFER OF RESERVES	-	-	-	-	(24,569.58)	-	24,569.58	-	-
UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS	-	-	-	-	-	(17,309.09)	-	-	(17,309.09)
OTHER EVENTS:
Own Stocks Acquisition / Cancellation	-	-	-	-	(25,219.69)	-	-	(70,809.47)	(96,029.16)
Restatements Of Membership Certificates	-	165.03	-	-	-	-	-	-	165.03
Revaluation Reserve on Subsidiaries/Associated	-	-	(21.19)	-	-	-	-	-	(21.19)
NET INCOME FOR THE PERIOD	-	-	-	-	-	-	827,073.25	-	827,073.25
DESTINATIONS:
Reserves	-	-	-	101,313.25	1,118,956.48	-	(1,220,269.73)	-	-
Interest on Own Capital	-	-	-	-	-	-	(444,102.28)	-	(444,102.28)
AT DECEMBER 31, 2007	8,000,000.00	160,910.52	4,883.94	742,925.67	3,131,063.36	(65,785.74)	-	(136,693.29)	11,837,304.46
CHANGES IN THE PERIOD	-	165.03	(21.19)	101,313.25	1,069,167.21	(17,309.09)	(837,772.35)	(70,809.47)	244,733.39
Interest on Own Capital Per Share									0.000158936816716

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From October 1, 2007
CODE	DESCRIPTION	to December 31, 2007

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	23,227,874.29
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	273,710.81
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	4,841.30
10.5.0.00.00.00	THIRD PARTY FUNDS	22,949,322.18
10.5.1.00.00.00	Increase in Liabilities	22,147,721.54
10.5.1.01.00.00	Deposits	16,818,639.30
10.5.1.02.00.00	Securities sold under repurchase agreements	1,649,214.30
10.5.1.06.00.00	Debentures	1,575,161.09
10.5.1.08.00.00	Borrowings and Onlendings	2,104,706.85
10.5.3.00.00.00	Sale of Assets and Investments	64,491.23
10.5.3.02.00.00	Foreclosed Assets	28,584.23
10.5.3.03.00.00	Fixed Assets	4,669.35
10.5.3.05.00.00	Investments	31,237.65
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	737,109.41
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	22,252,439.28
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	444,102.28
20.3.0.00.00.00	Issued own stocks acquisitions	96,029.16
20.4.0.00.00.00	INVESTMENTS IN	1,994,370.86
20.4.2.00.00.00	Foreclosed Assets	7,747.13
20.4.3.00.00.00	Fixed Assets	36,926.94
20.4.5.00.00.00	Investments	1,949,696.79
20.5.0.00.00.00	DEFERRED CHARGES	70,182.30
20.6.0.00.00.00	INCREASE IN ASSETS	16,770,179.76
20.6.1.00.00.00	Interbank Deposits	3,605,819.07
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	10,003,182.53
20.6.3.00.00.00	Interbank and Interdepartmental accounts	221,206.66
20.6.4.00.00.00	Lending Operations	2,328,782.39
20.6.5.00.00.00	Leasing Operations	387,827.36
20.6.6.00.00.00	Other Credits	119,304.38
20.6.7.00.00.00	Other Assets	104,057.37
20.7.0.00.00.00	DECREASE IN LIABILITIES	2,877,574.92
20.7.4.00.00.00	Real estate notes	337,137.24
20.7.5.00.00.00	Mortgage Notes	74.65
20.7.7.00.00.00	Interbank and Interdepartmental accounts	551,088.73
20.7.9.00.00.00	Other Liabilities	1,989,274.30
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	975,435.01

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,535,801.68
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	2,511,236.69
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	975,435.01

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	December 31, 2007

10.0.0.00.00.00	TOTAL ASSETS	149,596,946.82
10.1.0.00.00.00	CURRENT ASSETS	109,986,335.82
10.1.1.00.00.00	CASH AND DUE FROM BANKS	4,430,425.24
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	36,437,213.88
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	31,067,883.68
10.1.2.22.00.00	Interbank Deposits	5,369,330.20
10.1.3.00.00.00	MARKETABLE SECURITIES	15,732,768.67
10.1.3.10.00.00	Own Portfolio	11,053,430.16
10.1.3.20.00.00	Subject to Repurchase Commitments	1,493,897.60
10.1.3.40.00.00	Pledged under Guarantees Rendered	459,402.39
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,585,294.23
10.1.3.85.00.00	Derivative Financial Instruments	1,140,744.29
10.1.4.00.00.00	INTERBANK ACCOUNTS	6,797,072.44
10.1.4.10.00.00	Payments and Receipts Pending Settlement	59,482.41
10.1.4.20.00.00	Compulsory Deposits	6,684,664.91
10.1.4.20.10.00	Brazilian Central Bank	6,683,140.87
10.1.4.20.40.00	National Housing System - SFH	1,524.04
10.1.4.80.00.00	Correspondent Banks	52,925.12
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	34,389.92
10.1.5.10.00.00	Third-party Funds in Transit	240.87
10.1.5.20.00.00	Internal Transfers of Funds	34,149.05
10.1.6.00.00.00	LENDING OPERATIONS	29,640,840.35
10.1.6.10.00.00	Lending Operations	31,773,630.36
10.1.6.10.10.00	Public Sector	181,210.50
10.1.6.10.20.00	Private Sector	31,592,419.86
10.1.6.90.00.00	Allowance for Losses on Lending	(2,132,790.01)
10.1.7.00.00.00	LEASING OPERATIONS	2,509,670.31
10.1.7.10.00.00	Leasing Operations	2,587,992.04
10.1.7.10.20.00	Private Sector	2,587,992.04
10.1.7.90.00.00	Allowance for Losses on Leasing	(78,321.73)
10.1.8.00.00.00	OTHER CREDITS	13,602,834.18
10.1.8.20.00.00	Foreign Exchange Portfolio	4,022,022.51
10.1.8.30.00.00	Income Receivable	426,007.92
10.1.8.40.00.00	Negotiation and Intermediation of Securities	822,150.36
10.1.8.70.00.00	Sundry	8,446,823.71
10.1.8.90.00.00	Allowance for Losses on Other Credits	(114,170.32)
10.1.9.00.00.00	OTHER ASSETS	801,120.83
10.1.9.40.00.00	Other Assets	261,589.76
10.1.9.70.00.00	Allowance for Other Assets Losses	(68,120.53)
10.1.9.90.00.00	Prepaid Expenses	607,651.60
10.2.0.00.00.00	LONG-TERM ASSETS	37,287,011.76
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,235,037.41
10.2.2.22.00.00	Interbank Deposits	1,235,037.41
10.2.3.00.00.00	MARKETABLE SECURITIES	10,240,893.92
10.2.3.10.00.00	Own Portfolio	4,285,470.14
10.2.3.20.00.00	Subject to Repurchase Commitments	2,271,510.39
10.2.3.40.00.00	Pledged under Guarantees Rendered	1,029,391.77
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,558,770.62
10.2.3.85.00.00	Derivative Financial Instruments	1,095,751.00
10.2.4.00.00.00	INTERBANK ACCOUNTS	56,059.89
10.2.4.20.00.00	Compulsory Deposits	56,059.89
10.2.4.20.40.00	National Housing System - SFH	56,059.89
10.2.6.00.00.00	LENDING OPERATIONS	15,933,959.54
10.2.6.10.00.00	Lending Operations	16,474,100.83
10.2.6.10.10.00	Public Sector	631,327.61
10.2.6.10.20.00	Private Sector	15,842,773.22
10.2.6.90.00.00	Allowance for Losses on Lending	(540,141.29)
10.2.7.00.00.00	LEASING OPERATIONS	3,814,551.93
10.2.7.10.00.00	Leasing Operations	3,935,957.91
10.2.7.10.20.00	Private Sector	3,935,957.91
10.2.7.90.00.00	Allowance for Losses on Leasing	(121,405.98)
10.2.8.00.00.00	OTHER CREDITS	5,185,195.14
10.2.8.10.00.00	Receivables on Guarantees Honored	33,589.76
10.2.8.20.00.00	Foreign Exchange Portfolio	494,013.06
10.2.8.30.00.00	Income Receivable	82,840.90
10.2.8.70.00.00	Sundry	4,581,596.30
10.2.8.90.00.00	Allowance for Losses on Other Credits	(6,844.88)
10.2.9.00.00.00	OTHER ASSETS	821,313.93
10.2.9.90.00.00	Prepaid Expenses	821,313.93
10.3.0.00.00.00	PERMANENT ASSETS	2,323,599.24
10.3.1.00.00.00	INVESTMENTS	734,532.67
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	576,198.33
10.3.1.20.10.00	Local	576,198.33
10.3.1.50.00.00	Other Investments	216,657.30
10.3.1.90.00.00	Allowance for Losses	(58,322.96)
10.3.2.00.00.00	FIXED ASSETS	843,078.36
10.3.2.30.00.00	Land and buildings in use	608,296.48
10.3.2.40.00.00	Other Fixed Assets	1,591,577.45
10.3.2.90.00.00	Accumulated Depreciation	(1,356,795.57)
10.3.4.00.00.00	DEFERRED CHARGES	745,988.21
10.3.4.10.00.00	Organization and Expansion Costs	1,479,095.87
10.3.4.90.00.00	Accumulated Amortization	(733,107.66)
40.0.0.00.00.00	TOTAL LIABILITIES	149,596,946.82
40.1.0.00.00.00	CURRENT LIABILITIES	90,652,620.37
40.1.1.00.00.00	DEPOSITS	32,497,896.49
40.1.1.10.00.00	Demand Deposits	10,148,090.99
40.1.1.20.00.00	Savings Deposits	10,505,892.10
40.1.1.30.00.00	Interbank Deposits	1,149,031.16
40.1.1.40.00.00	Time Deposits	10,564,292.49
40.1.1.90.00.00	Other Deposits	130,589.75
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	18,920,894.83
40.1.2.10.00.00	Own Portfolio	9,641,615.50
40.1.2.20.00.00	Third Parties Portfolio	9,279,279.33
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,946,321.73
40.1.3.30.00.00	Mortgage Notes	55,137.03
40.1.3.40.00.00	Debentures	409,835.76
40.1.3.50.00.00	Securities Abroad	1,063,543.39
40.1.3.60.00.00	Real estate notes	417,805.55
40.1.4.00.00.00	INTERBANK ACCOUNTS	136,562.82
40.1.4.10.00.00	Receipts and Payments Pending Settlement	54,446.73
40.1.4.40.00.00	Correspondent Banks	82,116.09
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	627,606.07
40.1.5.10.00.00	Third-Party Funds in Transit	626,413.96
40.1.5.20.00.00	Internal Transfer of Funds	1,192.11
40.1.6.00.00.00	BORROWINGS	6,199,789.61
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	91.10
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	110,285.34
40.1.6.30.00.00	Foreign Borrowings	6,089,413.17
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,817,441.01
40.1.7.10.00.00	National Treasury	26,058.26
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,400,026.73
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,372,749.65
40.1.7.90.00.00	Other Institutions	18,606.37
40.1.8.00.00.00	FOREIGN ONLENDINGS	2,286.21
40.1.8.10.00.00	Foreign Onlendings	2,286.21
40.1.9.00.00.00	OTHER LIABILITIES	27,503,821.60
40.1.9.10.00.00	Collection of Taxes and Social Contributions	104,513.32
40.1.9.20.00.00	Foreign Exchange Portfolio	2,519,479.53
40.1.9.30.00.00	Social and Statutory	1,598,654.45
40.1.9.40.00.00	Taxes and Social Security	1,192,712.61
40.1.9.50.00.00	Negotiation and Intermediation of Securities	1,766,621.81
40.1.9.85.00.00	Subordinated Debt	14,906.17
40.1.9.87.00.00	Derivative Financial Instruments	3,115,439.04
40.1.9.90.00.00	Sundry	17,191,494.67
40.2.0.00.00.00	LONG-TERM LIABILITIES	45,116,481.65
40.2.1.00.00.00	DEPOSITS	13,144,647.53
40.2.1.40.00.00	Time Deposits	13,144,647.53
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	8,159,278.87
40.2.2.10.00.00	Own Portfolio	8,159,278.87
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,654,280.91
40.2.3.40.00.00	Debentures	2,335,922.59
40.2.3.50.00.00	Securities Abroad	318,149.98
40.2.3.60.00.00	Real estate notes	208.34
40.2.6.00.00.00	BORROWINGS	1,519,058.52
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	236.94
40.2.6.30.00.00	Foreign Borrowings	1,518,821.58
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	5,792,699.79
40.2.7.10.00.00	National Treasury	79,378.00
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,674,095.46
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	2,897,083.20
40.2.7.90.00.00	Other Institutions	142,143.13
40.2.8.00.00.00	FOREIGN ONLENDINGS	5,296.91
40.2.8.10.00.00	Foreign Onlendings	5,296.91
40.2.9.00.00.00	OTHER LIABILITIES	13,841,219.12
40.2.9.20.00.00	Foreign Exchange Portfolio	496,257.88
40.2.9.40.00.00	Taxes and Social Security	3,082,530.78
40.2.9.50.00.00	Negotiation and Intermediation of Securities	111,083.74
40.2.9.85.00.00	Subordinated Debt	5,742,045.57
40.2.9.87.00.00	Derivative Financial Instruments	805,552.00
40.2.9.90.00.00	Sundry	3,603,749.15
40.5.0.00.00.00	DEFERRED INCOME	56,888.15
40.5.1.00.00.00	Deferred Income	56,888.15
40.9.0.00.00.00	MINORITY INTEREST	1,933,652.19
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	11,837,304.46
40.6.1.00.00.00	Capital	8,000,000.00
40.6.1.10.00.00	Local Residents	5,605,827.41
40.6.1.20.00.00	Foreign Residents	2,394,172.59
40.6.4.00.00.00	Capital Reserves	160,910.52
40.6.5.00.00.00	Revaluation Reserve	4,883.94
40.6.6.00.00.00	Revenue Reserves	2,678,288.88
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(65,785.74)
40.6.8.00.00.00	Retained Earnings	1,195,700.15
40.6.9.00.00.00	Treasury Stocks	(136,693.29)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From October 1, 2007	From January 1, 2007
CODE	DESCRIPTION	to December 31, 2007	to December 31, 2007

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,567,497.27	15,570,616.53
10.1.1.10.10.11	Lending Operations	2,728,289.59	10,163,072.78
10.1.1.10.10.13	Leasing Operations	215,885.94	599,458.87
10.1.1.10.10.15	Marketable Securities	1,373,478.63	4,197,032.76
10.1.1.10.10.16	Derivative Financial Instruments	136,075.46	140,751.94
10.1.1.10.10.17	Foreign Exchange Transactions	-	41,435.89
10.1.1.10.10.19	Compulsory Deposits	113,767.65	428,864.29
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,538,756.61)	(8,277,678.87)
10.1.1.10.20.12	Deposits and Securities Sold	(1,463,892.04)	(5,126,595.77)
10.1.1.10.20.14	Borrowings and Onlendings	(184,063.16)	(725,179.81)
10.1.1.10.20.18	Foreign Exchange Transactions	(165,282.60)	-
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(725,518.81)	(2,425,903.29)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	2,028,740.66	7,292,937.66
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(1,346,403.00)	(4,240,885.03)
10.1.1.20.21.00	Services Rendered	935,617.92	3,639,737.52
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(602,258.30)	(2,281,606.50)
10.1.1.20.24.00	Other Administrative Expenses	(902,466.26)	(3,438,484.64)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(293,802.42)	(1,637,326.57)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	70,620.11	101,951.69
10.1.1.20.25.00	Other Operating Income	1,877,852.52	7,692,896.87
10.1.1.20.32.00	Other Operating Expenses	(2,431,966.57)	(8,318,053.40)
10.1.1.00.00.00	OPERATING INCOME	682,337.66	3,052,052.63
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	581,291.85	2,444,722.14
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	1,263,629.51	5,496,774.77
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(187,206.75)	(696,528.06)
10.2.1.00.00.00	Provision for income tax	(195,381.74)	(977,919.09)
10.2.2.00.00.00	Provision for social contribution	(51,370.01)	(326,756.81)
10.2.3.00.00.00	Deferred tax asset	59,545.00	608,147.84
10.3.0.00.00.00	PROFIT SHARING	(191,979.70)	(590,219.80)
40.0.0.00.00.00	MINORITY INTEREST	(57,369.81)	(762,201.92)
10.0.0.00.00.00	NET INCOME	884,443.06	4,210,026.91
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(444,102.28)	(1,362,096.28)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000316527455169	0.001506698581607

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL

				LEGAL	STATUTORY

AT SEPTEMBER 30, 2007	8,000,000.00	160,745.49	4,905.13	641,612.42	2,061,896.15	(48,476.65)	837,772.35	(65,883.82)	11,592,571.07
PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(25,043.17)	-	(25,043.17)
TRANFER OF RESERVES	-	-	-	-	(24,569.58)	-	24,569.58	-	-
UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS	-	-	-	-	-	(17,309.09)	-	-	(17,309.09)
OTHER EVENTS:
Own Stocks Acquisition / Cancellation	-	-	-	-	(25,219.69)	-	-	(70,809.47)	(96,029.16)
Restatements Of Membership Certificates	-	165.03	-	-	-	-	-	-	165.03
Revaluation Reserve on Subsidiaries/Associated	-	-	(21.19)	-	-	-	-	-	(21.19)
NET INCOME FOR THE PERIOD	-	-	-	-	-	-	827,073.25	-	827,073.25
DESTINATIONS:
Reserves	-	-	-	101,313.25	1,118,956.48	-	(1,220,269.73)	-	-
Interest on Own Capital	-	-	-	-	-	-	(444,102.28)	-	(444,102.28)
AT DECEMBER 31, 2007	8,000,000.00	160,910.52	4,883.94	742,925.67	3,131,063.36	(65,785.74)	-	(136,693.29)	11,837,304.46
CHANGES IN THE PERIOD	-	165.03	(21.19)	101,313.25	1,069,167.21	(17,309.09)	(837,772.35)	(70,809.47)	244,733.39
Interest on Own Capital Per Share									0.000158936816716

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From October 1, 2007
CODE	DESCRIPTION	to December 31, 2007

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	17,593,021.76
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	999,865.52
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	4,925.55
10.5.0.00.00.00	THIRD PARTY FUNDS	16,588,230.69
10.5.1.00.00.00	Increase in Liabilities	16,342,171.55
10.5.1.01.00.00	Deposits	11,569,075.96
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	1,118,310.23
10.5.1.05.00.00	Mortgage notes	26,366.84
10.5.1.06.00.00	Debentures	699,508.28
10.5.1.08.00.00	Borrowings and Onlendings	2,094,095.87
10.5.1.09.00.00	Other Liabilities	834,814.37
10.5.2.00.00.00	Decrease in Assets	102,203.25
10.5.2.06.00.00	Other Assets	102,203.25
10.5.3.00.00.00	Sale of Assets and Investments	131,574.23
10.5.3.02.00.00	Foreclosed Assets	47,034.84
10.5.3.03.00.00	Fixed Assets	5,114.81
10.5.3.05.00.00	Investments	79,424.58
10.5.4.00.00.00	Dividends Received from Subsidiaries and Associated
	Companies	12,281.66
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	14,819,896.87
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	444,102.28
20.3.0.00.00.00	ISSUED OWN STOCKS ACQUISITIONS	96,029.16
20.4.0.00.00.00	INVESTMENTS IN	101,427.46
20.4.2.00.00.00	Foreclosed Assets	25,186.58
20.4.3.00.00.00	Fixed Assets	55,297.94
20.4.5.00.00.00	Investments	20,942.94
20.5.0.00.00.00	DEFERRED CHARGES	84,292.77
20.6.0.00.00.00	INCREASE IN ASSETS	13,149,472.59
20.6.1.00.00.00	Interbank Deposits	4,129,323.63
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	4,219,158.50
20.6.3.00.00.00	Interbank and Interdepartmental accounts	220,634.87
20.6.4.00.00.00	Lending Operations	2,863,767.84
20.6.5.00.00.00	Leasing Operations	1,626,627.05
20.6.7.00.00.00	Other Assets	89,960.70
20.7.0.00.00.00	DECREASE IN LIABILITIES	944,572.61
20.7.4.00.00.00	Real Estate Notes	337,137.24
20.7.7.00.00.00	Interbank and Interdepartmental accounts	607,435.37
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	2,773,124.89

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,657,300.35
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	4,430,425.24
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	2,773,124.89

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	December 31, 2007

10.0.0.00.00.00	TOTAL ASSETS	147,952,401.25
10.1.0.00.00.00	CURRENT ASSETS	101,922,737.57
10.1.1.00.00.00	CASH AND DUE FROM BANKS	2,616,019.19
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	35,533,668.18
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	31,067,883.68
10.1.2.22.00.00	Interbank Deposits	4,465,784.50
10.1.3.00.00.00	MARKETABLE SECURITIES	12,018,969.62
10.1.3.10.00.00	Own Portfolio	7,176,633.51
10.1.3.20.00.00	Subject to Repurchase Commitments	1,490,834.32
10.1.3.40.00.00	Pledged under Guarantees Rendered	565,818.01
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,585,294.23
10.1.3.85.00.00	Derivative Financial Instruments	1,200,389.55
10.1.4.00.00.00	INTERBANK ACCOUNTS	6,811,071.43
10.1.4.10.00.00	Payments and Receipts Pending Settlement	59,482.41
10.1.4.20.00.00	Compulsory Deposits	6,684,666.10
10.1.4.20.10.00	Brazilian Central Bank	6,683,142.06
10.1.4.20.40.00	National Housing System - SFH	1,524.04
10.1.4.80.00.00	Correspondent Banks	66,922.92
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	31,609.45
10.1.5.10.00.00	Third-party Funds in Transit	240.87
10.1.5.20.00.00	Internal Transfers of Funds	31,368.58
10.1.6.00.00.00	LENDING OPERATIONS	30,428,955.97
10.1.6.10.00.00	Lending Operations	32,757,764.57
10.1.6.10.10.00	Public Sector	181,210.50
10.1.6.10.20.00	Private Sector	32,576,554.07
10.1.6.90.00.00	Allowance for Losses on Lending	(2,328,808.60)
10.1.7.00.00.00	LEASING OPERATIONS	348,421.73
10.1.7.10.00.00	Leasing Operations	1,909,613.30
10.1.7.10.20.00	Private Sector	1,909,613.30
10.1.7.80.00.00	Unearned Leasing Income	(1,482,869.84)
10.1.7.90.00.00	Allowance for Losses on Leasing	(78,321.73)
10.1.8.00.00.00	OTHER CREDITS	13,569,194.27
10.1.8.20.00.00	Foreign Exchange Portfolio	2,278,226.46
10.1.8.30.00.00	Income Receivable	1,088,992.55
10.1.8.40.00.00	Negotiation and Intermediation of Securities	811,312.04
10.1.8.70.00.00	Sundry	9,505,387.03
10.1.8.90.00.00	Allowance for Losses on Other Credits	(114,723.81)
10.1.9.00.00.00	OTHER ASSETS	564,827.73
10.1.9.40.00.00	Other Assets	212,809.96
10.1.9.70.00.00	Allowance for Other Assets Losses	(56,506.27)
10.1.9.90.00.00	Prepaid Expenses	408,524.04
10.2.0.00.00.00	LONG-TERM ASSETS	30,962,893.95
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,183,112.75
10.2.2.22.00.00	Interbank Deposits	1,183,112.75
10.2.3.00.00.00	MARKETABLE SECURITIES	7,746,728.98
10.2.3.10.00.00	Own Portfolio	1,976,459.01
10.2.3.20.00.00	Subject to Repurchase Commitments	2,271,510.39
10.2.3.40.00.00	Pledged under Guarantees Rendered	1,006,772.70
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,558,770.62
10.2.3.85.00.00	Derivative Financial Instruments	933,216.26
10.2.4.00.00.00	INTERBANK ACCOUNTS	56,059.89
10.2.4.20.00.00	Compulsory Deposits	56,059.89
10.2.4.20.40.00	National Housing System - SFH	56,059.89
10.2.6.00.00.00	LENDING OPERATIONS	15,974,546.87
10.2.6.10.00.00	Lending Operations	16,523,014.57
10.2.6.10.10.00	Public Sector	631,327.61
10.2.6.10.20.00	Private Sector	15,891,686.96
10.2.6.90.00.00	Allowance for Losses on Lending	(548,467.70)
10.2.7.00.00.00	LEASING OPERATIONS	424,029.64
10.2.7.10.00.00	Leasing Operations	1,482,454.37
10.2.7.10.20.00	Private Sector	1,482,454.37
10.2.7.80.00.00	Unearned Leasing Income	(937,018.75)
10.2.7.90.00.00	Allowance for Losses on Leasing	(121,405.98)
10.2.8.00.00.00	OTHER CREDITS	4,753,699.88
10.2.8.10.00.00	Receivables on Guarantees Honored	33,589.76
10.2.8.20.00.00	Foreign Exchange Portfolio	494,013.06
10.2.8.30.00.00	Income Receivable	82,840.89
10.2.8.70.00.00	Sundry	4,150,102.03
10.2.8.90.00.00	Allowance for Losses on Other Credits	(6,845.86)
10.2.9.00.00.00	OTHER ASSETS	824,715.94
10.2.9.90.00.00	Prepaid Expenses	824,715.94
10.3.0.00.00.00	PERMANENT ASSETS	15,066,769.73
10.3.1.00.00.00	INVESTMENTS	4,751,102.22
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	4,690,627.84
10.3.1.20.10.00	Local Residents	2,899,504.42
10.3.1.20.20.00	Foreign residents	1,791,123.42
10.3.1.50.00.00	Other Investments	103,979.18
10.3.1.90.00.00	Allowance for Losses	(43,504.80)
10.3.2.00.00.00	FIXED ASSETS	449,135.44
10.3.2.30.00.00	Land and buildings in use	203,099.03
10.3.2.40.00.00	Other Fixed Assets	1,151,935.83
10.3.2.90.00.00	Accumulated Depreciation	(905,899.42)
10.3.3.00.00.00	LEASED FIXED ASSETS	9,105,238.26
10.3.3.20.00.00	Leased Assets	11,031,690.39
10.3.3.90.00.00	Accumulated depreciation	(1,926,452.13)
10.3.4.00.00.00	DEFERRED CHARGES	761,293.81
10.3.4.10.00.00	Organization and Expansion Costs	1,416,282.95
10.3.4.90.00.00	Accumulated Amortization	(654,989.14)
40.0.0.00.00.00	TOTAL LIABILITIES	147,952,401.25
40.1.0.00.00.00	CURRENT LIABILITIES	85,986,337.73
40.1.1.00.00.00	DEPOSITS	32,622,281.63
40.1.1.10.00.00	Demand Deposits	10,409,516.22
40.1.1.20.00.00	Savings Deposits	10,505,892.10
40.1.1.30.00.00	Interbank Deposits	918,137.55
40.1.1.40.00.00	Time Deposits	10,658,146.00
40.1.1.90.00.00	Other Deposits	130,589.76
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	24,599,467.97
40.1.2.10.00.00	Own Portfolio	9,759,209.11
40.1.2.20.00.00	Third Parties Portfolio	14,840,258.86
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,891,184.70
40.1.3.40.00.00	Debentures	409,835.76
40.1.3.50.00.00	Securities Abroad	1,063,543.39
40.1.3.60.00.00	Real Estate Notes	417,805.55
40.1.4.00.00.00	INTERBANK ACCOUNTS	135,311.67
40.1.4.10.00.00	Receipts and Payments Pending Settlement	54,469.15
40.1.4.40.00.00	Correspondent Banks	80,842.52
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	626,498.50
40.1.5.10.00.00	Third-Party Funds in Transit	626,347.02
40.1.5.20.00.00	Internal Transfer of Funds	151.48
40.1.6.00.00.00	BORROWINGS	6,089,504.27
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	91.10
40.1.6.30.00.00	Foreign Borrowings	6,089,413.17
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,817,441.01
40.1.7.10.00.00	National Treasury	26,058.26
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,400,026.73
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,372,749.65
40.1.7.90.00.00	Other Institutions	18,606.37
40.1.8.00.00.00	FOREIGN ONLENDING	2,286.21
40.1.8.10.00.00	Foreign Onlending	2,286.21
40.1.9.00.00.00	OTHER LIABILITIES	17,202,361.77
40.1.9.10.00.00	Collection of Taxes and Social Contributions	57,562.97
40.1.9.20.00.00	Foreign Exchange Portfolio	2,519,479.53
40.1.9.30.00.00	Social and Statutory	1,043,761.31
40.1.9.40.00.00	Taxes and Social Security	735,429.72
40.1.9.50.00.00	Negotiation and Intermediation of Securities	1,750,879.59
40.1.9.85.00.00	Subordinated Debt	14,906.17
40.1.9.87.00.00	Derivative Financial Instruments	3,134,279.17
40.1.9.90.00.00	Sundry	7,946,063.31
40.2.0.00.00.00	LONG-TERM LIABILITIES	49,952,015.41
40.2.1.00.00.00	DEPOSITS	15,192,952.10
40.2.1.40.00.00	Time Deposits	15,192,952.10
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	8,379,453.02
40.2.2.10.00.00	Own Portfolio	8,379,453.02
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	4,065,137.94
40.2.3.40.00.00	Debentures	3,190,842.62
40.2.3.50.00.00	Securities Abroad	874,086.98
40.2.3.60.00.00	Real estate notes	208.34
40.2.6.00.00.00	BORROWINGS	1,519,058.53
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	236.94
40.2.6.30.00.00	Foreign Borrowings	1,518,821.59
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	5,792,699.79
40.2.7.10.00.00	National Treasury	79,378.00
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,674,095.46
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	2,897,083.20
40.2.7.90.00.00	Other Institutions	142,143.13
40.2.8.00.00.00	FOREIGN ONLENDINGS	5,296.91
40.2.8.10.00.00	Foreign Onlendings	5,296.91
40.2.9.00.00.00	OTHER LIABILITIES	14,997,417.12
40.2.9.20.00.00	Foreign Exchange Portfolio	496,257.88
40.2.9.40.00.00	Taxes and Social Security	2,845,188.08
40.2.9.50.00.00	Negotiation and Intermediation of Securities	111,083.74
40.2.9.85.00.00	Subordinated Debt	5,742,045.57
40.2.9.87.00.00	Derivative Financial Instruments	805,025.30
40.2.9.90.00.00	Sundry	4,997,816.55
40.5.0.00.00.00	DEFERRED INCOME	40,992.53
40.5.1.00.00.00	Deferred Income	40,992.53
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	11,973,055.58
40.6.1.00.00.00	Capital	8,073,361.05
40.6.1.10.00.00	Local Residents	5,673,830.24
40.6.1.20.00.00	Foreign Residents	2,399,530.81
40.6.4.00.00.00	Capital Reserves	181,787.16
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	4,884.02
40.6.6.00.00.00	Revenue Reserves	3,915,502.39
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(65,785.74)
40.6.9.00.00.00	Treasury Stock	(136,693.30)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From October 1, 2007	From January 1, 2007
CODE	DESCRIPTION	to December 31, 2007	to December 31, 2007

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4.860.187,39	17.614.589,95
10.1.1.10.10.11	Lending Operations	3.013.233,99	11.266.097,81
10.1.1.10.10.13	Leasing Operations	216.288,45	601.210,76
10.1.1.10.10.15	Marketable Securities	1.367.530,54	4.744.846,60
10.1.1.10.10.16	Derivative Financial Instruments	77.129,82	197.697,26
10.1.1.10.10.17	Foreign Exchange Transactions	72.180,87	375.744,71
10.1.1.10.10.19	Compulsory Deposits	113.823,72	428.992,81
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2.957.726,31)	(10.559.877,87)
10.1.1.10.20.12	Deposits and Securities Sold	(1.939.574,27)	(7.036.611,48)
10.1.1.10.20.14	Borrowings and Onlendings	(236.305,56)	(889.480,02)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(781.846,48)	(2.633.786,37)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	1.902.461,08	7.054.712,08
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(1.373.684,48)	(3.906.974,61)
10.1.1.20.21.00	Services Rendered	755.901,00	2.875.003,28
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(515.318,54)	(1.919.332,99)
10.1.1.20.24.00	Other Administrative Expenses	(914.126,05)	(3.481.248,12)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(112.651,21)	(434.220,82)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	129.039,78	1.726.153,74
10.1.1.20.25.00	Other Operating Income	629.964,89	2.759.868,48
10.1.1.20.32.00	Other Operating Expenses	(1.346.494,35)	(5.433.198,18)
10.1.1.00.00.00	OPERATING INCOME	528.776,60	3.147.737,47
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	578.894,98	992.055,86
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT
	SHARING	1.107.671,58	4.139.793,33
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(100.170,37)	(150.770,22)
10.2.1.00.00.00	Provision for Income Tax	(127.288,45)	(590.569,50)
10.2.2.00.00.00	Provision for Social Contribution	(28.846,82)	(187.100,38)
10.2.3.00.00.00	Deferred Tax Asset	55.964,90	626.899,66
10.3.0.00.00.00	PROFIT SHARING	(163.360,39)	(489.996,10)
10.0.0.00.00.00	NET INCOME	844.140,82	3.499.027,01
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(446.071,58)	(1.368.913,12)
30.0.0.00.00.00	NET INCOME PER SHARE:	0,000302103954051	0,001252243547529

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From October 1, 2007
CODE	DESCRIPTION	to December 31, 2007

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	19,024,814.76
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	1,226,002.59
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	5,851.18
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(155,131.45)
10.3.3.00.00.00	Other (+/-)	(155,131.45)
10.5.0.00.00.00	THIRD PARTY FUNDS	17,948,092.44
10.5.1.00.00.00	Increase in Liabilities	17,520,944.70
10.5.1.01.00.00	Deposits	11,154,661.03
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	1,606,412.96
10.5.1.06.00.00	Debentures	1,554,428.31
10.5.1.08.00.00	Borrowings and Onlendings	2,094,473.61
10.5.1.09.00.00	Other Liabilities	1,110,968.79
10.5.3.00.00.00	Sale of Assets and Investments	317,587.13
10.5.3.02.00.00	Foreclosed Assets	45,820.06
10.5.3.03.00.00	Fixed Assets	4,669.36
10.5.3.04.00.00	Leased Fixed Assets	123,698.88
10.5.3.05.00.00	Investments	143,398.83
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	109,560.61
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	18,053,063.15
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL
	PROPOSED/DISTRIBUTED	446,071.58
20.4.0.00.00.00	INVESTMENTS IN	2,804,216.00
20.4.2.00.00.00	Foreclosed Assets	24,466.96
20.4.3.00.00.00	Fixed Assets	40,213.60
20.4.4.00.00.00	Leased Fixed Assets	2,708,015.93
20.4.5.00.00.00	Investments	31,519.51
20.5.0.00.00.00	DEFERRED CHARGES	81,973.45
20.6.0.00.00.00	INCREASE IN ASSETS	13,772,905.42
20.6.1.00.00.00	Interbank Deposits	5,643,077.19
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	4,446,555.31
20.6.3.00.00.00	Interbank and Interdepartmental accounts	229,411.14
20.6.4.00.00.00	Lending Operations	2,953,825.98
20.6.5.00.00.00	Leasing Operations	334,000.11
20.6.6.00.00.00	Other Credits	48,905.36
20.6.7.00.00.00	Other Assets	117,130.33
20.7.0.00.00.00	DECREASE IN LIABILITIES	947,896.70
20.7.4.00.00.00	Real Estate Notes	337,137.24
20.7.5.00.00.00	Mortgage Notes	74.65
20.7.7.00.00.00	Interbank and Interdepartmental accounts	610,684.81
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	971,751.61

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,644,267.58
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	2,616,019.19
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	971,751.61

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	December 31, 2007

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	143,400,898.12
10.1.0.00.00-2	AVAILABLE FUNDS	4,430,425.23
10.1.1.00.00-5	Cash	1,411,907.15
10.1.2.00.00-8	Bank Deposits	9,346.67
10.1.3.00.00-1	Free Reserves	161.52
10.1.5.00.00-7	Foreign Money Supply	3,009,009.89
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	2,964,281.57
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	44,728.32
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	37,672,251.30
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	31,067,883.68
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	15,969,788.42
10.2.1.10.10-4	Federal Government Securities	15,927,052.60
10.2.1.10.90-8	Other	42,735.82
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	15,098,095.26
10.2.2.00.00-7	INTERBANK INVESTMENTS	6,558,641.06
10.2.2.10.00-4	INTERBANK DEPOSITS	6,558,641.06
10.2.6.00.00-9	Foreign Currency Investments	45,726.56
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	45,726.56
10.3.0.00.00-0	MARKETABLE SECURITIES	25,973,662.61
10.3.1.00.00-3	Marketable Securities	15,136,324.20
10.3.1.10.00-0	FIXED RATE SECURITIES	9,294,781.24
10.3.1.10.10-3	Federal Government Securities	6,497,707.11
10.3.1.10.30-9	Financial Institutions	863,394.04
10.3.1.10.62-2	Certificates of Real Estate Receivables	136,235.83
10.3.1.10.90-7	Others	1,797,444.26
10.3.1.15.00-5	MUTUAL FUNDS	205,159.34
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	1,335,639.31
10.3.1.20.10-0	Listed companies stocks	1,322,211.48
10.3.1.20.20-3	Non-listed companies stocks	12,676.15
10.3.1.20.40-9	Equity Funds	751.68
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	4,300,744.31
10.3.1.85.10-7	Brazilian Sovereign Bonds	149,712.80
10.3.1.85.20-0	Securities of Foreign Governments	3,259,291.51
10.3.1.85.30-3	Brazilian State-Owned Companies	38,511.67
10.3.1.85.90-1	Others	853,228.33
10.3.2.00.00-6	Subject to Commitments	3,765,408.00
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	3,765,408.00
10.3.2.10.10-6	Federal Government Securities	3,761,660.36
10.3.2.10.90-0	Other	3,747.64
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	2,236,495.29
10.3.3.10.00-6	Derivative Financial Instruments	1,059,222.60
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	1,177,272.69
10.3.4.00.00-2	Pledged With Brazilian Central Bank	3,144,064.84
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	3,144,064.84
10.3.6.00.00-8	Pledged Under Guarantee Rendered	1,691,370.28
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	1,691,370.28
10.3.6.10.10-8	Federal Government Securities	750,418.88
10.3.6.10.90-2	Other	940,951.40
10.4.0.00.00-9	INTERBANK ACCOUNTS	6,853,132.33
10.4.1.00.00-2	Check Clearing	59,482.41
10.4.2.00.00-5	Restricted Deposits	6,740,724.80
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	6,683,140.87
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	1,524.04
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	56,059.89
10.4.2.65.10-5	Novation Option	56,059.89
10.4.4.00.00-1	Correspondent Banks	52,925.12
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	34,389.92
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	46,347,251.25
10.6.1.00.00-0	Lending Operations	45,574,799.89
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	30,002,315.37
10.6.1.20.00-4	FINANCING	14,843,460.51
10.6.1.30.00-1	AGRICULTURAL	1,696,223.59
10.6.1.40.00-8	REAL ESTATE LOANS	1,697,449.97
10.6.1.40.30-7	Habitational Loans	1,697,449.97
10.6.1.50.00-5	MARKETABLE SECURITIES FINANCING	8,281.75
10.6.1.90.00-3	ALLOWANCE FOR LOSSES ON LOANS	(2,672,931.30)
10.6.2.00.00-3	Leasing Operations	772,451.36
10.6.2.10.00-0	LEASING OPERATIONS	972,179.07
10.6.2.90.00-6	ALLOWANCE FOR LOSSES ON LEASING OPERATIONS	(199,727.71)
10.9.0.00.00-4	OTHER RECEIVABLES	22,089,785.48
10.9.1.00.00-7	Guarantees Honored	33,589.76
10.9.2.00.00-0	Foreign Exchange	4,516,035.57
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	3,054,838.92
10.9.2.06.10-7	Export and Interbank Contracts	1,725,952.60
10.9.2.06.30-3	Financial	370,822.58
10.9.2.06.32-7	Financial - Foreign Exchange Contracts to Liquidate	21,321.90
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	936,741.84
10.9.2.07.00-3	FOREIGN CURRENCY RECEIVED IN ADVANCE (-)	(21,246.00)
10.9.2.07.40-5	Interbank	(21,246.00)
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	1,499,125.09
10.9.2.25.10-2	Import And Financial Contracts	118,041.78
10.9.2.25.20-5	Interbank	323,852.55
10.9.2.25.22-9	Financial - Foreign Exchange Contracts to Compensate	67,924.00
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	989,306.76
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(46,135.29)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT
	CONTRACTS	29,452.85
10.9.3.00.00-3	INCOME RECEIVABLE	510,522.73
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	822,150.36
10.9.4.10.00-3	STOCK EXCHANGE CLEARING	29,724.07
10.9.4.30.00-7	DEBTORS - PENDING SETTLEMENT	792,165.19
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS	2.33
10.9.4.90.00-9	OTHER CREDITS BY NEGOTIATION AND INTERMEDIATION	258.77
10.9.5.00.00-9	Specific Credits	1,281,337.30
10.9.5.30.00-0	INSURANCE COMPANIES	1,281,337.30
10.9.5.30.10-3	Receivables of Insurance Operations	1,269,709.66
10.9.5.30.20-6	Notes and Credits Receivable	11,627.64
10.9.7.00.00-5	Other	12,510,823.95
10.9.7.25.00-4	FORECLOSED ASSETS	261,589.76
10.9.7.25.90-1	Other Assets	261,589.76
10.9.7.30.00-6	ALLOWANCE FOR LOSSES ON OTHER ASSETS	(68,120.53)
10.9.7.30.90-3	Other Assets	(68,120.53)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	3,424,482.76
10.9.7.40.10-6	Deferred Tax - Real After 5 years	85,526.10
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	1,440,645.36
10.9.7.40.50-8	Deferred Tax	1,898,311.30
10.9.7.45.00-8	PREPAID TAXES	1,358,706.80
10.9.7.50.00-0	TAX RECOVERY	38,298.43
10.9.7.90.00-8	FOREIGN DEBTORS	18,863.35
10.9.7.95.00-3	LOCAL DEBTORS	6,750,087.04
10.9.8.00.00-8	Nonperforming Loans and Allowance for Other Credits Losses	(132,974.66)
10.9.8.90.00-1	ALLOWANCE FOR LOSSES ON OTHER CREDITS	(132,974.66)
10.9.9.00.00-1	Prepaid Expenses	2,548,300.47
20.0.0.00.00-6	PERMANENT ASSETS	11,454,079.08
20.1.0.00.00-5	INVESTMENTS	567,703.38
20.1.2.00.00-1	Investments In Subsidiary Companies	318,629.37
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	318,629.37
20.1.2.10.90-5	Other	318,629.37
20.1.3.00.00-4	Fiscal Incentive Investments	3,173.22
20.1.4.00.00-7	Membership Certificates	5,603.13
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	5,646.28
20.1.4.10.10-7	Securities Exchanges and CETIP	5,323.92
20.1.4.10.90-1	Other	322.36
20.1.4.99.00-1	ALLOWANCE FOR LOSSES ON MEMBERSHIP CERTIFICATES	(43.15)
20.1.5.00.00-0	Stocks And Quotas	38,883.93
20.1.5.10.00-7	STOCKS AND QUOTAS	42,214.32
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	18,248.57
20.1.5.10.20-3	Other	23,965.75
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR LOSSES ON SHARES AND QUOTAS	(3,827.35)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(3,598.13)
20.1.9.00.00-2	Other Investments	201,413.73
20.1.9.90.00-5	OTHER INVESTMENTS	207,859.81
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,446.08)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	843,078.36
20.2.1.00.00-7	Storaged Furniture And Equipment	628.07
20.2.2.00.00-0	Property And Equipment In Process	5,169.43
20.2.3.00.00-3	Land And Buildings	385,853.11
20.2.3.10.00-0	LAND AND BUILDINGS	604,337.21
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(218,484.10)
20.2.4.00.00-6	Furniture And Equipment	143,357.23
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	368,012.01
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(224,654.78)
20.2.8.00.00-8	Others	308,070.52
20.2.8.90.00-1	OTHER OPERATING ASSETS	1,221,727.21
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(913,656.69)
20.3.0.00.00-3	LEASED ASSETS	9,105,238.25
20.4.0.00.00-2	DEFERRED CHARGES	938,059.09
20.4.1.00.00-5	Organization And Expansion Costs	3,215,528.41
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	67,377.89
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	3,148,150.52
20.4.9.00.00-9	Accumulated Amortization	(2,277,469.32)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(42,136.30)
20.4.9.90.00-2	OTHER	(2,235,333.02)
30.0.0.00.00-9	OFF-BALANCE ITEMS	1,278,278,030.52
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	15,097,829.41
30.1.1.00.00-1	Imported Credits Outstanding	213,066.41
30.1.3.00.00-7	Confirmed Exported Credits	8,953.22
30.1.4.00.00-0	Guarantees Provided	14,833,947.48
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN
	CENTRAL BANK	821,234.85
30.1.4.90.00-3	Other	14,012,712.63
30.1.5.00.00-3	Co-Obligation For Credit Assignment	41,862.30
30.4.0.00.00-5	CUSTODY	94,810,401.27
30.4.2.00.00-1	Amounts Guaranteed by FGPC	13,135.87
30.4.6.00.00-3	Amounts Guaranteed By Pledged Deposits	10,372.21
30.4.8.00.00-9	Amounts Guaranteed By Financial Institutions	3,189,623.01
30.4.9.00.00-2	Other	91,597,270.18
30.5.0.00.00-4	COLLECTION	32,193,116.41
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	532,104,961.81
30.6.1.00.00-6	Equity, Financial Assets And Commodities	522,355,242.92
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	7,051,048.63
30.6.5.00.00-8	Credit Risk On Swap Contracts	1,098,046.44
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	364,541.53
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	567,462.86
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	166,042.05
30.6.6.00.00-1	Derivatives credits - risk received	1,600,623.82
30.8.0.00.00-1	CONTRACTS	54,990,894.73
30.9.0.00.00-0	CONTROL	549,080,826.89
30.9.7.00.00-1	Capital Required To Market Risk Covery	926,469.02
30.9.7.10.00-8	EXCHANGE RATE	750,796.36
30.9.7.20.00-5	INTEREST RATE	175,672.66
30.9.8.00.00-4	CONTROL	2,592,371.23
30.9.8.10.00-1	Total Foreign Exchange Exposure	2,062,968.21
30.9.8.40.00-2	NOTIONAL ASSETS - ADJUSTMENTS	206,354.74
30.9.8.40.01-9	Deferred Charges	187,346.96
30.9.8.40.02-6	Market Value Adjustments	19,007.78
30.9.8.90.00-7	Deferred Tax - Limits	323,048.28
30.9.8.90.10-0	Deferred Tax from Gains	274,154.66
30.9.8.90.30-6	Deferred Tax Exclusion Level I	48,893.62
30.9.9.00.00-7	Other assets off-balance sheet	545,561,986.64
39.9.9.99.99-4	TOTAL ASSETS	1,433,133,007.72
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	141,027,132.39
40.1.0.00.00-1	DEPOSITS	45,642,544.03
40.1.1.00.00-4	Demand Deposits	10,141,109.35
40.1.2.00.00-7	Saving Deposits	10,505,892.10
40.1.3.00.00-0	Interbank Deposits	1,149,031.16
40.1.5.00.00-6	Time Deposits	23,708,940.02
40.1.8.00.00-5	Foreign Deposits	6,981.65
40.1.9.00.00-8	Other Deposits	130,589.75
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	27,080,173.71
40.2.1.00.00-3	Own Portfolio	17,800,894.38
40.2.2.00.00-6	Third Parties	9,279,279.33
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	4,600,602.64
40.3.1.00.00-2	Mortgage Notes	473,150.92
40.3.2.00.00-5	Debentures	2,745,758.35
40.3.3.00.00-8	Securities Abroad	1,381,693.37
40.4.0.00.00-8	INTERBANK ACCOUNTS	136,562.82
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	627,606.07
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	16,336,572.04
40.6.1.00.00-9	Borrowings	7,718,848.14
40.6.1.10.00-6	LOCAL BORROWINGS	110,613.38
40.6.1.20.00-3	FOREIGN BORROWINGS	7,608,234.76
40.6.2.00.00-2	Onlendings	8,617,723.90
40.6.2.10.00-9	LOCAL ONLENDINGS	8,610,140.78
40.6.2.20.00-6	FOREIGN ONLENDINGS	7,583.12
40.7.0.00.00-5	Derivative Financial Instruments	3,920,991.04
40.8.0.00.00-4	OTHER LIABILITIES	36,925,128.29
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	104,513.32
40.8.2.00.00-0	Foreign Exchange Portfolio	3,015,737.40
40.8.3.00.00-3	Social And Statutory	1,598,654.45
40.8.3.10.00-0	DIVIDENDS PAYABLE	1,283,911.05
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	20,486.54
40.8.3.30.00-4	BONUS AND PROFT SHARING PAYABLE	294,256.86
40.8.4.00.00-6	Taxes And Social Security	4,275,243.38
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	701,128.87
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	258,908.66
40.8.4.20.00-0	TAXES PAYABLE	267,090.15
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	283,994.82
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	2,764,120.88
40.8.5.00.00-9	Negotiation And Intermediation of Securities	1,877,705.55
40.8.7.00.00-5	Specific Liabilities	12,807,255.01
40.8.7.30.00-6	INSURANCE COMPANIES	6,363,145.52
40.8.7.30.10-9	Non-Committed Technical Provisions	732,260.36
40.8.7.30.20-2	Committed Technical Provisions	3,879,351.48
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	1,751,533.68
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	5,647,757.03
40.8.7.35.10-4	Non-Committed Technical Provisions	5,647,528.78
40.8.7.35.30-0	Debts from Social Contribution Transaction	228.25
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	796,352.46
40.8.7.40.10-6	Non-Committed Technical Provisions	718,147.58
40.8.7.40.20-9	Committed Technical Provisions	78,204.88
40.8.9.00.00-1	Sundry	13,246,019.18
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	3,578,708.96
40.8.9.90.00-4	OTHER LIABILITIES	9,667,310.22
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	5,756,951.75
40.9.2.00.00-9	Subordinated Debt	5,720,827.19
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	1,942,055.11
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	3,512,576.87
40.9.2.40.00-7	MATURITY BETWEEN 2 AND 3 YEARS	266,195.21
40.9.3.00.00-2	Other Subordinated Debt	36,124.56
50.0.0.00.00-5	DEFERRED INCOME	56,888.15
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	11,871,913.15
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	11,871,913.15
60.1.1.00.00-0	Capital	8,515,260.07
60.1.1.10.00-7	CAPITAL	8,515,260.07
60.1.1.10.13-1	Common Shares - Local Residents	5,014,878.57
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	1,088,453.63
60.1.1.10.17-9	Other Preferred Shares - Local Residents	17,404.72
60.1.1.10.23-4	Common Shares - Foreign Residents	5,166.79
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	2,389,356.00
60.1.1.10.28-9	Quotas - Local Residents	0.36
60.1.3.00.00-6	Capital Reserves	1,168,667.40
60.1.4.00.00-9	Revaluation Reserves	7,923.75
60.1.5.00.00-2	Revenue Reserves	2,915,272.79
60.1.5.10.00-9	LEGAL RESERVE	702,767.19
60.1.5.20.00-6	STATUTORY RESERVE	2,212,504.06
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(71,607.67)
60.1.8.00.00-1	Retained Earnings	(526,909.90)
60.1.9.00.00-4	Treasury Stock	(136,693.29)
70.0.0.00.00-1	REVENUES	26,446,028.55
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	21,355,169.31
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	3,038,538.96
70.2.1.00.00-2	Insurance Companies	1,648,341.64
70.2.1.10.00-9	INSURANCE PREMIUMS	1,460,405.05
70.2.1.30.00-3	FINANCIAL REVENUES	166,519.90
70.2.1.90.00-5	OTHER	21,416.69
70.2.2.00.00-5	Private Retirement Companies	669,796.01
70.2.2.10.00-2	CONTRIBUTION REVENUES	226,609.16
70.2.2.30.00-6	FINANCIAL INCOME	442,889.27
70.2.2.90.00-8	OTHER	297.58
70.2.3.00.00-8	Annuity Products Companies	429,968.89
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	383,149.84
70.2.3.30.00-9	FINANCIAL REVENUES	42,742.01
70.2.3.90.00-1	OTHER	4,077.04
70.2.4.00.00-1	Credit Card Companies	267,231.86
70.2.4.10.00-8	CREDIT CARD REVENUES	94,267.18
70.2.4.30.00-2	FINANCIAL REVENUES	172,964.68
70.2.9.00.00-6	Other Activities	23,200.56
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	23,200.56
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	2,052,139.68
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	180.60
70.4.1.00.00-0	Insurance Companies	175.51
70.4.2.00.00-3	Listed Companies' Private Retirement Plan	5.09
80.0.0.00.00-4	EXPENSES	(24,546,985.04)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(21,139,160.68)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(2,438,361.35)
80.2.1.00.00-5	Insurance Companies	(1,421,637.95)
80.2.1.10.00-2	INSURANCE CLAIMS	(645,557.17)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(429,849.06)
80.2.1.30.00-6	FINANCIAL EXPENSES	(81,494.71)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(172,828.42)
80.2.1.90.00-8	OTHER	(91,908.59)
80.2.2.00.00-8	Private Retirement Companies	(657,809.22)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND REDEMPTION	(227,341.80)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS
	EXPENSES	(6,680.84)
80.2.2.30.00-9	FINANCIAL EXPENSES	(401,644.96)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(21,655.72)
80.2.2.90.00-1	OTHER	(485.90)
80.2.3.00.00-1	Annuity Products Companies	(351,366.42)
80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(18,917.16)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(4,405.69)
80.2.3.30.00-2	FINANCIAL EXPENSES	(314,904.81)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(4,217.97)
80.2.3.90.00-4	OTHER	(8,920.79)
80.2.9.00.00-9	Other Activities	(7,547.76)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(7,547.76)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(29,651.73)
80.4.0.00.00-0	NON-OPERATING EXPENSES OF NON-FINANCIAL ACTIVITIES	(25,741.40)
80.4.1.00.00-3	INSURANCE COMPANIES	(18,597.95)
80.4.2.00.00-6	Private Retirement Companies	(3,968.14)
80.4.3.00.00-9	Annuity Products Companies	(3,175.31)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(914,069.88)
80.9.4.00.00-7	Income Tax and Social Contribution	(598,738.08)
80.9.4.10.00-4	INCOME TAX	(447,312.82)
80.9.4.10.10-7	Financial Activities	(447,312.82)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(151,425.26)
80.9.4.30.10-1	Financial Activities	(151,425.26)
80.9.7.00.00-6	Profit Sharing	(315,331.80)
80.9.7.10.00-3	PROFIT SHARING	(315,331.80)
80.9.7.10.20-9	Employees	(315,331.80)
90.0.0.00.00-7	OFF-BALANCE ITEMS	1,278,278,030.52
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,433,133,007.72

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of instruments. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis.

The quarterly information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and in 2006 membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date despite that it is market practice to offer immediate liquidity for these instruments.

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM nº 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

	Unibanco	Unibanco Consolidated
Securities purchased under resale agreements	31,067,884	31,067,884
Own position	15,969,789	15,969,789
- Financial treasury bills	2,881,265	2,881,265
- Treasury bills	10,657,971	10,657,971
- Treasury notes	2,387,817	2,387,817
- Other	42,736	42,736
Financial Position	15,098,095	15,098,095
- Treasury bills	12,119,480	12,119,480
- Treasury notes	2,968,589	2,968,589
- Other	10,026	10,026
Interbank deposits	11,396,899	6,558,641
Foreign currency investments	45,727	45,727
Total	42,510,510	37,672,252
Current	41,192,331	36,437,215
Long-term	1,318,179	1,235,037

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

	Unibanco	Unibanco Consolidated
Assets
Trading assets	6,233,613	10,630,358
Available for sale	29,604,560	10,696,812
Held to maturity	1,141,133	2,409,997
Subtotal	36,979,306	23,737,167
Derivative financial instruments	2,100,327	2,236,495
Total	39,079,633	25,973,662
Current	11,137,543	15,732,768
Long-term	27,942,090	10,240,894

Liabilities
Derivative financial instruments	3,941,205	3,920,991
Total	3,941,205	3,920,991
Current	3,136,180	3,115,439
Long-term	805,025	805,552

(b) Trading assets

	Unibanco		Unibanco Consolidated

	Amortized		Amortized
Issuer/T ype of investment	cost	Fair value	cost	Fair value
Federal government	3,937,123	3,908,084	5,699,563	5,678,818
Treasury bills	2,190,612	2,184,860	2,645,380	2,636,840
Financial treasury bills	107,099	107,079	371,852	371,884
Treasury notes	1,639,412	1,616,145	2,602,326	2,571,519
Other	-	-	80,005	98,575
Brazilian sovereign bonds	-	-	124,254	124,026
Foreign government	1,386,114	1,382,873	1,761,339	1,758,024
Bank debt securities	-	-	876,426	876,131
Eurobonds	-	-	27,916	27,621
Time deposits	-	-	848,510	848,510
Corporate debt securities	140,434	143,802	441,034	443,855
Debentures	55,672	59,903	308,135	312,278
Eurobonds	84,762	83,899	132,899	131,577
Mutual funds	158,652	158,652	630,222	630,222
Marketable equity securities	628,977	640,202	1,102,998	1,119,282
Total	6,251,300	6,233,613	10,635,836	10,630,358

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco				Unibanco Consolidated

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	3,704,355	(50,678)	3,653,677	4,729,056	(90,402)	4,638,654
Financial treasury bills	387,754	96	387,850	665,144	175	665,319
Treasury bills	2,527,654	(24,975)	2,502,679	2,595,165	(25,670)	2,569,495
Treasury notes	744,683	(18,115)	726,568	1,424,483	(57,224)	1,367,259
Treasury Bonds	3,125	(752)	2,373	3,125	(752)	2,373
Other	41,139	(6,932)	34,207	41,139	(6,931)	34,208
Foreign government	1,493,769	(9,378)	1,484,391	1,494,619	(9,378)	1,485,241
Brazilian sovereign bonds	1,379,717	10,819	1,390,536	1,379,717	10,819	1,390,536
Bank debt securities	20,475,775	13	20,475,788	371,823	8	371,831
Debentures, eurobonds and other	20,475,775	13	20,475,788	371,823	8	371,831
Corporate debt securities	2,397,711	39,711	2,437,422	2,519,125	43,585	2,562,710
Debentures, eurobonds and other	2,397,711	39,711	2,437,422	2,519,125	43,585	2,562,710
Mutual funds	10,240	-	10,240	16,338	-	16,338
Marketable equity securities	226,026	(73,520)	152,506	315,403	(83,901)	231,502
Total	29,687,593	(83,033)	29,604,560	10,826,081	(129,269)	10,696,812

(ii) By maturity:

	Unibanco		Unibanco Consolidated

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	809,615	811,930	884,248	886,600
Between 3 months and 1 year	2,565,619	2,560,384	2,630,582	2,625,467
Between 1 and 3 years	2,973,194	2,953,202	3,283,055	3,265,025
Between 3 and 5 years	920,167	926,340	1,198,451	1,200,997
Between 5 and 15 years	20,880,988	20,880,096	1,040,503	1,015,675
More than 15 years	1,301,744	1,309,862	1,457,501	1,455,208
No stated maturity (1)	236,266	162,746	331,741	247,840
Total	29,687,593	29,604,560	10,826,081	10,696,812
_______________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco	Unibanco Consolidated

Issuer/Type of investment		Amortized cost

Federal government	561	1,241,218
Treasury notes	319	1,240,976
Other	242	242
Brazilian sovereign bonds	1,108,979	1,133,164
Bank debt securities	5,212	9,234
Eurobonds and other	5,212	9,234
Corporate debt securities	26,381	26,381
Eurobonds and other	26,381	26,381
Total	1,141,133	2,409,997
Market value	1,271,094	2,761,988

(ii) By maturity:

	Unibanco	Unibanco Consolidated

Maturity		Amortized cost

Less than 3 months	102,856	102,856
Between 3 months and 1 year	98,903	98,903
Between 1 and 3 years	265,466	293,961
Between 3 and 5 years	474,829	256,705
Between 5 and 15 years	198,953	1,037,055
More than 15 years	126	620,517
Total	1,141,133	2,409,997

(iii) Financial ability

Unibanco and its subsidiaries classified investments at held to maturity for which there is intention and financial ability to hold them to maturity. Maturities are the parameters used to define financial ability, interest rate (existence of positive spread) and liabilities transactions’ currencies.

(d) Fair value determination

The fair value of Marketable Securities is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the exercise, as informed by Stock Exchanges trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco				Unibanco Consolidated

	Notional value	Amortized cost	Fair value adjustment	Fair value	Notional value	Amortized cost	Fair value adjustment	Fair value
Futures contracts	108,076,440	-	-	-	109,533,888	-	-	-
Purchase	51,236,313	-	-	-	51,513,017	-	-	-
Currencies	1,214,283	-	-	-	1,214,819	-	-	-
Interbank interest rate	49,984,845	-	-	-	50,261,013	-	-	-
Other	37,185	-	-	-	37,185	-	-	-
Sale	56,840,127	-	-	-	58,020,871	-	-	-
Currencies	8,217,025	-	-	-	8,360,103	-	-	-
Interbank interest rate	48,578,205	-	-	-	49,615,871	-	-	-
Other	44,897	-	-	-	44,897	-	-	-
Swap contracts	21,279,342	(840,971)	13,269	(827,702)	21,504,410	(831,239)	14,810	(816,429)
Assets	12,023,188	693,075	91,428	784,503	12,050,016	705,611	91,427	797,038
Currencies	996,446	15,717	12,289	28,006	996,446	15,717	12,289	28,006
Fixed interest rate	1,047,480	59,802	805	60,607	1,047,480	59,802	805	60,607
Interbank interest rate	6,734,064	480,006	50,683	530,689	6,760,893	492,542	50,683	543,225
Other	3,245,198	137,550	27,651	165,201	3,245,197	137,550	27,650	165,200
Liabilities	9,256,154	(1,534,046)	(78,159)	(1,612,205)	9,454,394	(1,536,850)	(76,617)	(1,613,467)
Currencies	1,302,343	(204,421)	11,283	(193,138)	1,302,343	(204,422)	11,283	(193,139)
Fixed interest rate	3,900,472	(1,243,932)	(19,730)	(1,263,662)	3,900,472	(1,243,932)	(19,730)	(1,263,662)
Interbank interes trate	2,571,241	(55,818)	(35,639)	(91,457)	2,592,351	(56,553)	(35,639)	(92,192)
Other	1,482,098	(29,875)	(34,073)	(63,948)	1,659,228	(31,943)	(32,531)	(64,474)
Third curve swap contracts	3,115,893	(224,311)	15,635	(208,676)	3,115,893	(224,311)	15,635	(208,676)
Assets	1,965,680	21,544	19,021	40,565	1,965,680	21,544	19,021	40,565
Currencies	989,758	17,099	7,637	24,736	989,758	17,099	7,637	24,736
Fixed interest rate	572,040	127	2,395	2,522	572,040	127	2,395	2,522
Interbank interest rate	363,592	4,333	8,422	12,755	363,592	4,333	8,422	12,755
Other	40,290	(15)	567	552	40,290	(15)	567	552
Liabilities	1,150,213	(245,855)	(3,386)	(249,241)	1,150,213	(245,855)	(3,386)	(249,241)
Currencies	536,173	(8,853)	(4,574)	(13,427)	536,173	(8,853)	(4,574)	(13,427)
Fixed interest rate	372,777	(236,506)	1,686	(234,820)	372,777	(236,506)	1,686	(234,820)
Interbank interest rate	241,263	(496)	(498)	(994)	241,263	(496)	(498)	(994)
Forward contracts	5,347,667	(331,137)	69,851	(261,286)	5,190,347	(257,428)	71,281	(186,147)
Assets	2,073,058	291,514	46,480	337,994	2,146,697	364,760	46,472	411,232
Currencies	1,441,358	(11,663)	54,020	42,357	1,441,358	(11,663)	54,020	42,357
Fixed interest rate	631,121	32,435	(4,941)	27,494	671,246	72,395	(4,941)	67,454
Stocks	-	270,163	(2,653)	267,510	33,514	303,449	(2,661)	300,788
Other	579	579	54	633	579	579	54	633
Liabilities	3,274,609	(622,651)	23,371	(599,280)	3,043,650	(622,188)	24,809	(597,379)
Currencies	2,535,757	(319,200)	26,114	(293,086)	2,535,757	(319,201)	26,114	(293,087)
Fixed interest rate	468,689	(35,120)	(3,653)	(38,773)	237,729	(34,656)	(2,215)	(36,871)
Stocks	270,163	(267,752)	910	(266,842)	270,164	(267,752)	910	(266,842)
Other	-	(579)	-	(579)	-	(579)	-	(579)
Option contracts	366,847,574	(85,437)	(428,832)	(514,269)	367,866,625	(85,436)	(277,528)	(362,964)
Purchased options	194,150,199	777,867	(4,611)	773,256	195,169,250	777,868	146,693	924,561
Purchase of purchased option	128,900,889	635,308	(45,749)	589,559	129,919,940	635,309	105,545	740,854
Currencies	31,793,622	202,285	(108,784)	93,501	31,793,622	202,286	(108,784)	93,502
Fixed interest rate	96,970,878	410,643	61,373	472,016	96,970,878	410,643	61,373	472,016
Stocks	18,031	13,008	5,023	18,031	1,037,082	13,008	156,317	169,325
Other	118,358	9,372	(3,361)	6,011	118,358	9,372	(3,361)	6,011
Purchase of sold option	65,249,310	142,559	41,138	183,697	65,249,310	142,559	41,148	183,707
Currencies	17,274,440	60,912	25,213	86,125	17,274,440	60,912	25,213	86,125
Fixed interest rate	47,953,085	75,540	17,285	92,825	47,953,085	75,540	17,285	92,825
Stocks	1,755	1,766	(11)	1,755	1,755	1,766	(1)	1,765
Other	20,030	4,341	(1,349)	2,992	20,030	4,341	(1,349)	2,992
Sale position	172,697,375	(863,304)	(424,221)	(1,287,525)	172,697,375	(863,304)	(424,221)	(1,287,525)
Sale of purchased options	59,773,597	(468,221)	(334,498)	(802,719)	59,773,597	(468,221)	(334,498)	(802,719)
Currencies	8,121,843	(184,636)	(296,706)	(481,342)	8,121,843	(184,636)	(296,706)	(481,342)
Interbank interest rate	51,600,108	(252,945)	(37,211)	(290,156)	51,600,108	(252,945)	(37,211)	(290,156)
Stocks	19,989	(20,030)	40	(19,990)	19,989	(20,030)	40	(19,990)
Other	31,657	(10,610)	(621)	(11,231)	31,657	(10,610)	(621)	(11,231)
Sale of sold option	112,923,778	(395,083)	(89,723)	(484,806)	112,923,778	(395,083)	(89,723)	(484,806)
Currencies	52,982,477	(275,438)	(101,176)	(376,614)	52,982,477	(275,438)	(101,176)	(376,614)
Interbank interest rate	59,932,955	(108,995)	9,149	(99,846)	59,932,955	(108,995)	9,149	(99,846)
Stocks	2,080	(3,891)	1,811	(2,080)	2,080	(3,891)	1,811	(2,080)
Other	6,266	(6,759)	493	(6,266)	6,266	(6,759)	493	(6,266)
Other derivative financial
instruments(*)	13,406,869	(49,017)	20,072	(28,945)	8,812,672	(145,537)	35,257	(110,280)
Assets position	5,954,018	180,109	(16,100)	164,009	2,707,871	64,014	(915)	63,099
Liabilities position	7,452,851	(229,126)	36,172	(192,954)	6,104,801	(209,551)	36,172	(173,379)

	Assets	1,964,109	136,218	2,100,327		1,933,797	302,698	2,236,495
	Liabilities	(3,494,982)	(446,223)	(3,941,205)		(3,477,748)	(443,243)	(3,920,991)

(*)Include, basically, contracts of Forwards-Non Deliverable Forward (NDFs) and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

				Unibanco

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	33,283,954	31,505,991	40,694,215	2,592,280	108,076,440
Swap contracts	4,623,608	7,996,468	4,081,012	4,578,254	21,279,342
Third curve swap contracts	2,201,243	566,954	253,096	94,600	3,115,893
Forward contracts	2,547,486	1,778,981	861,492	159,708	5,347,667
Option contracts
Purchased position	87,229,758	53,226,891	53,693,550	-	194,150,199
Sale position	90,838,204	47,049,297	34,809,874	-	172,697,375
Other financial instruments
derivative	11,704,059	1,321,696	264,345	116,769	13,406,869

				Unibanco Consolidated

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	33,552,416	31,573,284	41,759,728	2,648,460	109,533,888
Swap contracts	4,633,608	8,010,326	4,105,092	4,755,384	21,504,410
Third curve swap contracts	2,201,243	566,954	253,096	94,600	3,115,893
Forward contracts	2,389,677	1,779,469	861,493	159,708	5,190,347
Option contracts
Purchased position	87,229,758	53,226,891	53,693,550	1,019,051	195,169,250
Sale position	90,838,204	47,049,297	34,809,874	-	172,697,375
Other financial instruments
derivative	7,109,862	1,321,696	264,345	116,769	8,812,672

(iii) Nominal value by trade location:

				Unibanco

			Over the
Contracts	BM&F	CETIP	counter (1)	Bovespa	Total
Future contracts	108,076,440	-	-	-	108,076,440
Swap contracts	7,251,606	9,562,470	4,465,266	-	21,279,342
Third curve swap contracts	-	2,557,627	558,266	-	3,115,893
Forward contracts	-	5,077,504	-	270,163	5,347,667
Option contracts
Purchased position	192,545,107	1,047,478	531,390	26,224	194,150,199
Sale position	169,200,281	401,889	3,057,263	37,942	172,697,375
Other financial instruments
derivative	-	-	13,336,908	69,961	13,406,869

				Unibanco Consolidated

			Over the
Contracts	BM&F	CETIP	counter (1)	Bovespa	Total
Future contracts	109,533,888	-	-	-	109,533,888
Swap contracts	7,299,544	9,562,470	4,642,396	-	21,504,410
Third curve swap contracts	-	2,557,627	558,266	-	3,115,893
Forward contracts	-	4,846,544	-	343,803	5,190,347
Option contracts
Purchased position	192,545,107	1,047,478	1,550,441	26,224	195,169,250
Sale position	169,200,281	401,889	3,057,263	37,942	172,697,375
Other financial instruments
derivative	-	-	8,742,711	69,961	8,812,672
_______________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$227,286 in Unibanco and R$312,469 in Unibanco Consolidated and are comprised by federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

				Unibanco

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	86,662	159,327	278,816	259,698	784,503
Third curve swap contracts	28,269	7,676	3,938	682	40,565
Forward contracts	300,326	21,452	12,283	3,933	337,994
Option contracts	236,002	171,632	365,622	-	773,256
Other financial instruments	145,837	9,928	8,222	22	164,009
derivative
Total	797,096	370,015	668,881	264,335	2,100,327

Liabilities
Swap contracts	(380,493)	(1,113,005)	(81,086)	(37,621)	(1,612,205)
Third curve swap contracts	(134,456)	(110,466)	(309)	(4,010)	(249,241)
Forward contracts	(366,293)	(145,617)	(46,638)	(40,732)	(599,280)
Option contracts	(455,934)	(241,058)	(208,686)	(381,847)	(1,287,525)
Other financial instruments
derivative	(149,717)	(39,141)	(2,912)	(1,184)	(192,954)
Total	(1,486,893)	(1,649,287)	(339,631)	(465,394)	(3,941,205)

				Unibanco Consolidated

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	86,662	160,622	290,056	259,698	797,038
Third curve swap contracts	28,269	7,676	3,938	682	40,565
Forward contracts	373,100	21,916	12,283	3,933	411,232
Option contracts	236,002	171,642	365,623	151,294	924,561
Other financial instruments
derivative	44,927	9,928	8,222	22	63,099
Total	768,960	371,784	680,122	415,629	2,236,495

Liabilities
Swap contracts	(380,966)	(1,113,267)	(81,086)	(38,148)	(1,613,467)
Third curve swap contracts	(134,456)	(110,466)	(309)	(4,010)	(249,241)
Forward contracts	(364,392)	(145,617)	(46,638)	(40,732)	(597,379)
Option contracts	(455,934)	(241,058)	(208,686)	(381,847)	(1,287,525)
Other financial instruments
derivative	(130,142)	(39,141)	(2,912)	(1,184)	(173,379)
Total	(1,465,890)	(1,649,549)	(339,631)	(465,921)	(3,920,991)

(v) Hedge Account

(a) On December 31, 2007, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$35,091,662 in Unibanco and in Unibanco Consolidated, swap contracts in the amount of R$1,538,634 in Unibanco and in Unibanco Consolidated and forward transactions in the amount of R$68,962 in Unibanco and Unibanco Consolidated. Associated with variations of interbank interest rate (CDI) and assets instruments with exchange variance. These contracts presented on December 31, 2007, a loss net of applicable taxes and minority interest, in the amount of R$545 in Unibanco and R$537 in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2007, were undertaken in accordance with the standards established by the Brazilian Central Bank and for 2007, was not identified ineffective hedge to be accounted.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$1,414,760 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value, in accordance with Circular nº. 3,150/02 the Brazilian Central Bank.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type
Discounted loans and notes	23,214,513	24,586,009
Financing	13,111,167	14,851,742
Agricultural	1,696,224	1,696,224
Real estate loans	1,692,043	1,697,450
Credit card	-	5,416,306
Total lending operations	39,713,947	48,247,731

Leasing operations	957,571	6,523,950
Advances on exchange contracts (1)	1,653,356	1,653,356
Total leasing operations and
advances on exchange contracts	2,610,927	8,177,306

Guarantees honored	33,590	33,590
Other receivables (2)	529,520	4,976,421
Total other credits	563,110	5,010,011

Total risk	42,887,984	61,435,048

By maturity
Past-due for more than 15 days (Note 6 (d))	656,243	2,084,152
Falling due:
Less than 3 months (3)	12,636,077	21,355,681
Between 3 months and 1 year	13,127,199	17,479,398
Between 1 and 3 years	10,202,380	13,317,274
More than 3 years	6,266,085	7,198,543
Total risk	42,887,984	61,435,048
_______________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	14,839,658	34.7	15,328,007	24.9
Retailers	6,239,556	14.5	6,693,684	10.9
Financial service	4,210,647	9.8	4,263,673	6.9
Residential construction loans	637,791	1.5	652,943	1.1
Other services	8,678,259	20.3	10,403,994	17.1
Agriculture, livestock, forestry
and fishing	1,255,802	2.9	1,255,802	2.0
Individual	7,026,271	16.3	22,836,945	37.1
Total	42,887,984	100.0	61,435,048	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated

Largest clients	Value	% total	Value	% total
10 largest clients	5,060,513	11.8	5,060,513	8.2
50 next largest clients	7,100,499	16.6	7,100,499	11.6
100 next largest clients	5,771,878	13.4	5,771,878	9.4
Other clients	24,955,094	58.2	43,502,158	70.8
Total	42,887,984	100.0	61,435,048	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

						Unibanco

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	20,574,559	-	-	20,574,559	48.0	20,112
A	0.5	16,485,330	-	-	16,485,330	38.4	88,984
B	1.0	3,416,946	192,587	56,745	3,666,278	8.5	46,388
C	3.0	718,676	177,902	53,111	949,689	2.2	88,885
D	10.0	140,051	102,502	51,364	293,917	0.7	293,917
E	30.0	39,050	64,884	47,947	151,881	0.4	151,881
F	50.0	17,813	49,683	36,356	103,852	0.2	103,852
G	70.0	10,653	39,625	42,105	92,383	0.2	92,383
H	100.0	40,657	160,823	368,615	570,095	1.3	570,095
Total		41,443,735	788,006	656,243	42,887,984	100.0	1,456,497
% of total risk							3.4%

						Unibanco Consolidated

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	26,245,334	-	-	26,245,334	42.7	20,174
A	0.5	26,236,276	-	-	26,236,276	42.7	139,207
B	1.0	4,212,426	377,004	207,063	4,796,493	7.8	69,427
C	3.0	789,967	345,657	201,448	1,337,072	2.2	105,806
D	10.0	192,059	185,394	183,246	560,699	0.9	433,245
E	30.0	80,322	111,969	174,811	367,102	0.6	341,291
F	50.0	47,612	83,274	147,359	278,245	0.5	273,472
G	70.0	33,441	64,412	146,479	244,332	0.4	241,558
H	100.0	95,860	249,889	1,023,746	1,369,495	2.2	1,369,495
Total		57,933,297	1,417,599	2,084,152	61,435,048	100.0	2,993,675
% of total risk							4.9%
____________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$621,896 in Unibanco and R$972,966 in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were reclassified in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only re-assessed to higher classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the year:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the quarter	1,417,906	2,735,467
Increases	261,480	725,179
Loan charge-offs	(222,889)	(466,971)
Balance at the end of the quarter	1,456,497	2,993,675

Loan recoveries (1)	43,538	76,487
____________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco	Unibanco Consolidated
Assets - Other credits
Unsettled exchange purchases	3,074,560	3,074,560
Rights on foreign exchange sold	1,454,137	1,454,137
(-) Received advances	(42,114)	(42,114)
Income receivable from advances on exchange
contracts	29,453	29,453
Total	4,516,036	4,516,036

Liabilities - Other liabilities
Unsettled exchange sales	1,450,135	1,450,135
Obligations for foreign exchange purchased	3,218,737	3,218,737
(-) Advances on exchange contracts	(1,653,356)	(1,653,356)
Other	222	222
Total	3,015,738	3,015,738

Off-balance sheet
Import credits outstanding	192,598	213,066
Confirmed export credits	8,953	8,953

(b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	1,225,517	1,191,391
Expenses from foreign exchange transactions	(1,264,027)	(1,356,673)
Net gain on foreign exchange transactions	(38,510)	(165,282)

8. Other Credits - Sundry

	Unibanco	Unibanco Consolidated
Receivables from credit card o perations	-	3,472,335
Deferred taxes	1,858,134	3,424,137
Escrow deposits for civil and labor suits (1)	691,202	1,825,574
Prepaid taxes	337,146	1,399,025
Insurance premium	-	1,246,914
Notes and credits receivable	562,699	611,512
Accounts receivable from temporary Special
Administration Regime	247,480	247,480
Salary advances and other	140,151	156,614
Receivables from purchase of assets	8,073	37,009
Accounts receivable from associated companies	776,352	-
Other	277,916	607,821
Total	4,899,153	13,028,421
Current	2,681,601	8,446,824
Long -term	2,217,552	4,581,597
____________________
 (1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

	Unibanco	Unibanco Consolidated
Commissions and expenses on debt placements	58,132	58,150
Commissions on debt products	390,225	621,964
Exclusiving contracts for banking services	202,449	472,589
Advance of private pensions sponsor contributions	207,519	215,490
Others	47,632	60,773
Total	905,957	1,428,966
Current	282,230	607,652
Long-term	623,727	821,314

10. Foreign Branches

As mentioned in Note 2, the quarterly information of foreign branches (Grand Cayman and Nassau (2006)) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	6,676,368	11,825,851
Long -term assets	3,079,288	5,454,343
Permanent assets	67,665	119,855
Total assets	9,823,321	17,400,049

Current liabilities	6,602,030	11,694,176
Long -term liabilities	2,674,533	4,737,400
Branch equity	546,758	968,473
Total liabilities	9,823,321	17,400,049

Net income for the quarter	75,961	134,550

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$124,477 in Unibanco and in Unibanco Consolidated, were recognized as “Gross Profit from Financial Intermediation”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)		Percentage holding (%)		Adjusted

	direct and indirect			Unibanco	stockholders	Investment	Adjusted net	Equity in result adjustments (1)

	Common	Preferred	Unibanco	Consolidated	equity	amount	income (7)
Investments of Unibanco

Subsidiary companies
Dibens Leasing S.A. – Arrendamento Mercantil (3) and (4)	512,379	-	99.999	99.999	4,956,079	4,956,079	190,646	190,646
Unipart Participações Internacionais Ltd. (2)	5,849	-	100.000	100.000	2,743,071	2,743,071	72,611	72,611
Unicard Banco Múltiplo S.A. (8)	220,390,052	91,811,816	100.000	100.000	1,883,047	1,883,047	306,075	306,075
Banco Fininvest S.A.	8	2	99.991	100.000	1,562,123	1,562,123	24,393	24,393
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,591,710	794,297	63,318	31,597
Banco Dibens S.A.	20,085,509	-	99.999	100.000	494,030	494,030	6,992	6,992
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	457,706	457,706	22,266	22,266
Banco Único S.A.	2,768,397	2,768,397	100.000	100.000	289,060	285,984	4,125	4,125
Unibanco Investshop Corretora de Valores Mobiliários
e Câmbio S.A.	8,060	4,955	100.000	100.000	175,203	175,203	2,435	2,435
Interbanco S.A.	24,455	-	99.996	99.999	164,130	164,128	21,045	21,045
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	88,479	44,239	3,718	1,859
Other						466,595		18,205
Jointly controlled companies (i)
Maxfácil Participações	11	-	49.986	49.986	185,396	92,672	3,251	1,625
Banco Investcred Unibanco S.A. – (PontoCred)	95	-	49.997	49.997	139,421	69,706	16,847	8,423
Companhia Hipotecária Unibanco – Rodobens	6.055	-	50.000	50.000	21,937	10,968	1,054	527
Other						29,128		2,817
Total						14,228,976		715,641

Investment of Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	117	-	11,723	1,915,585	224,564	113,324	16,802
AIG Brasil Companhia de Seguros	54.214	-	-	49,999	88,479	44,239	3,718	1,859
Other						49,826		51,959
Total						318,629		70,620

	Number of shares or quotas			Adjusted	Adjusted net
Main direct, indirect and jointly controlled subsidiary	(in thousands)		Percentage	stockholders	income (7)

companies invested by:	Common	Preferred	Holding (%)	equity	2007
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	837,978	(56,684)
Unibanco Cayman Bank Ltd.	26,340	-	100.000	725,354	40,423
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	145,669	4,514
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	44,871	9,424

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	291,275	12,506
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	56,423	5,207
UASEG Seguros S.A.	14,400		99.999	16,126	(9,257)
IRB – Brasil Resseguros S.A.	-	117	11.723	1,915,585	113,324

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	172	172	49.999	107,771	12,046

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	837,978	(56,684)

Dibens Leasing S.A. – Arrendamento Mercantil
Unibanco Participações Societárias S.A. (5) and (6)	8,883	6,218	51.000	2,130,437	48,000
Redecard S.A. (6)	156,201	-	23.211	519,300	203,187
Fininvest Negócios de Varejo Ltda.	119,778,693	-	99.993	1,197,183	(7,859)
__________________
(i) The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1)
The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment balance were mainly, alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2)
The Executive Board Meetings held in the first half of 2006 and 2007 approved the increase in the capital of Unipart Participações Internacionais Ltd., in the amounts of R$1,489,420 and R$525,157, respectively. On December 31, 2007, the capital is represented by 5,848,786 shares, totally paid by Unibanco.

(3)
The Extraordinary Shareholders’ Meetings held in March, June and October 2007, respectively, approved the increase in capital, in the amount of R$2,800,008, represented by 431,291,927 common shares. The Brazilian Central Bank approved the increase in the capital in April, July and October 2007, respectively.

(4)
In June 2007, the Share Purchase Agreement between Dibens Leasing S.A – Arrendamento Mercantil and Fininvest Negócios e Varejo Ltda (Unibanco) and Experian Brasil Aquisições Ltda.(Experian), the Brazilian affiliated of Experian Solutions Inc, concluded the sale of 489,195 common shares of Serasa at the price of R$925.78 per share. Unibanco and Experian executed a Shareholders’ Agreement that will allow Unibanco to participate in Serasa’s management by appointing a member to the Board of Directors and by holding 6.05% on the capital. See Note 26.

(5)
In accordance with the Company Announcement in June 2007, Unibanco had admitted a non financial company of Deutsche group as a minority partner in a non financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by Dibens Leasing S.A. - Arrendamento Mercantil. The minority partner owns 49.00% of the UPS total capital. The UPS´business purpose is the participation on capital of Unibanco’s non-financial subsidiaries. See Note 26.

(6)
In July 2007, Unibanco, through an Initial Public Offering, sold 53,798,700 shares of Redecard S.A., which represents 8.73% of the capital of that company, for the amount of R$1.5 billion. See Note 26.

(7)	In the year ended December 31, 2007, the results of the following companies, considering non-recurring events, disclosed in Note 26, are as follows:

Unipart Participações Internacionais Ltd.	72,612
Dibens Leasing S.A. – Arrendamento Mercantil	190,646
Banco Fininvest S.A.	24,393
Unicard Banco Múltiplo S.A.	306,075
Banco Dibens S.A.	6,991
Unibanco Companhia de Capitalização	22,267
Banco Único S.A.	4,126
Hipercard Banco Múltiplo S.A.	(56,683)

(8)
In October and November 2007, Unibanco through an Initial Public Offering, sold its total investment in Bovespa Holding S.A (23,314,228 shares) for price per share of R$23.00 and BM&F S.A. (5,956,495 shares) for the average price of R$17.24, respectively. (See Note 26).

(b) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years.

The goodwill balance shown in the Unibanco consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized	Amortization
Hipercard	96,768	20,735
Hipercard Investimentos (1)	-	119,442
Maxfácil (2)	62,707	4,276
Other	98,094	9,440
Total	257,569	153,893
____________________
(1)
Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. In December 2007, the company was merged with the parent company and the goodwill balance in the amount of R$110,484 was fully amortized (see Note 26).

(2)	During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49.986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

12. Deposits and Resources from Securities Issued

The deposits are presented considering: demand deposits, saving deposits, interbank deposits and time deposits.

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) The real estate notes are restated, being paid up to 90% of interbank interest rate and maturing up to July 2012.

(b) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, bearing interest up to 102% of interbank interest rate, paid semiannually and mature in ten years corresponding to June 2016.

Debentures pledge schedules are restated, bearing interest up to 104.5% of interbank interest rate and fixed interest rate up to 11.67% with maturity up to January 2020.

(c) The euronotes in the amount of R$4,627,628 in Unibanco and R$1,365,825 in Unibanco Consolidated and are subject to an average interest rate of 7.73% per annum in Unibanco and 3.20% per annum in Unibanco Consolidated.

(d) The other issues totaled R$15,868 in Unibanco and in Unibanco Consolidated with maturities up to August 2010 and an average interest rate of 5.30% per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 2011, with an average interest rate of 5.05% per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

As from first half ended June 30, 2007, the provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims. In 2007, provisions in the amount of R$277,755, were booked as results from non recurring events, before the tax effects, due to the change on the proceeding’s risks evaluation criteria, as described above.

Civil litigation is mainly represented by claims for personal and moral injury, due to among other reasons, returns of checks, protests of notes considered not due and economic plans. As from the six-months ended June 30, 2007 the amount provided represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims. In 2007, provisions in the amount of R$211,639 were booked as results from non recurring events, before the tax effects, due to the change on the proceeding’s risks evaluation criteria, as described above.

Tax claims, which are considered legal liabilities based on Deliberation CVM nº 489, regardless of the probability of loss, and those tax claims with loss classification as probable, in accordance with our opinion or the opinion of our legal advisors, are fully provided. The claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

On December 31, 2007, Unibanco and its subsidiaries maintained provision for such causes in the total amount of R$1,784,630 in Unibanco and R$2,763,805 in Unibanco Consolidated, mainly: (i) widening of the calculation basis of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$1,201,956 in Unibanco and R$1,603,270 in Unibanco Consolidated; (ii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$311,107 in Unibanco and R$384,011 in Unibanco Consolidated; and (iii) Social Contribution on Net Income of non-employees companies in the amount of R$140,088 in Unibanco Consolidated. In 2007 and 2006, provisions in the amounts of R$274,042 and R$83,065, respectively, were booked as results from non recurring events, due to changes on the case laws applicable to certain tax thesis.

On December 31, 2007, according to legal advisors’ opinion, we do not record provisions for claims considered as possible loss. Such claims, mainly related to tax, net of tax effects, represent the amount of R$949,971 in Unibanco Consolidated, in which we are contesting:

(i) Deductibility of losses on credits receivables in the amount of R$169,175;
(ii) Deductibility of goodwill on investments acquisitions in the amount of R$154,834;
(iii) Collection of CPMF on leasing transactions in the amount of R$145,205;
(iv) Social security contribution on non remunerated earnings in the amount of R$93,551;
(v) Profit from foreign country taxation criteria in the amount of R$74,970; and
(vi) ISS taxation on leasing operations in the amount of R$20,598.

Provisions recorded and their movements in the quarter ended December 31, 2007, are as follows:

Balance sheet	Unibanco	Unibanco Consolidated
Tax litigation (1)	1,784,630	2,763,805
Labor litigation (2)	506,247	754,967
Civil litigation (2)	390,319	573,146

Total	2,681,196	4,091,918
____________________
(1) Provision for tax contingencies
(2) Recorded in Other Liabilities - Sundry (Note 15 (c))

Movements	Unibanco	Unibanco Consolidated
Balance at the beginning of the quarter	2,708,423	4,072,608
Increases	127,496	284,817
Releases	(102,273)	(111,883)
Interest/Monetary adjustment	91,625	31,457
Payments	(144,075)	(185,081)
Balance at the end of the quarter	2,681,196	4,091,918

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance	Private	Annuity	Total
Provision for unearned premiums	1,143,889	1	-	1,143,890
Loss Provision IBNR
(The provision for claims incurred
but not yet reported)	199,638	1,427	-	201,065
Mathematical provision
benefits to be granted	635,236	7,031,544	-	7,666,780
Mathematical provision
for benefits granted	6,501	430,585	-	437,086
Unsettled claims	545,348	7,000	-	552,348
Provision for draws
and redemptions	-	-	782,012	782,012
Other provisions	5,128	252,844	14,340	272,312
Total of technical provisions	2,535,740	7,723,401	796,352	11,055,493
Short-term	2,533,852	7,084,177	796,352	10,414,381
Long-term	1,888	639,224	-	641,112

(b) Subordinated debt

			Remuneration
	Issue	Maturity	per annum	Unibanco	Unibanco Consolidated
Step-up subordinated callable notes (1)	December 2003	December 2013	7.375%	355,202	347,486
Line of credit (2)	December 2004	December 2009	4.740%	266,195	266,195
Perpetual Non-cumulative Junior
Subordinated Securities (3)	July 2005	Indeterminated	8.700%	898,920	898,920
Subordinated time deposits (4)	December 2002	December 2012	102.25% of CDI	495,355	495,355
Subordinated time deposits (4)	November 2003	November 2013	102% of CDI	73,013	73,013
Subordinated time deposits (5)	December 2006	December 2016	CDI + 0.47%	562,106	562,106
Subordinated time deposits (6)	May 2007	May 2012	103.9% of CDI	1,507,652	1,507,652
Subordinated time deposits (6)	July 2007	July 2012	CDI + 0.38%	444,168	444,168
Subordinated time deposits (6)	August 2007	August 2012	CDI + 0.38%	208,910	208,910
Subordinated time deposits (6)	August 2007	August 2014	CDI + 0.46%	52,244	52,244
Subordinated time deposits (6)	October 2007	October 2012	IGPM + 7.33%	300,857	300,857
Subordinated time deposits (6)	October 2007	October 2012	103.8% of CDI	95,288	95,288
Subordinated time deposits (6)	October 2007	October 2014	IGPM + 7.35%	34,335	34,335
Subordinated time deposits (6)	October 2007	October 2012	CDI + 0.45%	460,347	460,347
Subordinated time deposits (6)	December 2007	December 2014	CDI + 0.60%	10,076	10,076
Total				5,764,668	5,756,952
Short-term				14,931	14,906
Long-term				5,749,737	5,742,046

____________________

(1) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(2) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(3) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(4) Subordinated time deposits can be redeemed from December 2007 and November 2008, respectively.
(5) Subordinated time deposits can be redeemed from December 2011.
(6) Subordinated time deposits can not be redeemed prior to contractual maturity.

(c) Sundry

	Unibanco	Unibanco Consolidated
Technical provisions for insurance and retirement
plans	-	11,055,493
Payable to merchants – credit card	-	4,346,399
Sale of rights of receipt of future flow of payment orders abroad (1)	1,569,388	1,569,388
Provision for labor and civil litigation (Note 14)	896,483	1,328,113
Provisions for payroll and administrative
expenses	585,707	974,841
Payable related to insurance companies	-	614,429
Credit on the release of real estate financing	54,043	54,043
Other	788,077	852,538
Total	3,893,698	20,795,244
Short-term	1,465,825	17,191,495
Long-term	2,427,873	3,603,749
____________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$886,009 thousand (2006 – US$739,366 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in October 2007 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new denomination of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the quarter ended December 31, 2007, the company sponsor contributions totaled R$4,221 in Unibanco and R$4,748 in Unibanco Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options are limited to 10% of authorized capital.

Up to December 31, 2007, the options activity was as follows:

Single Options

		Vesting		Exercise price
Insuance		period	Exercise	per Unit (R$)				Quantity

Nº	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	7,875,947	4,447,059	52,994
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4,200	560,000	549,340	-	10,660
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	300,000	400,000	-
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4,085	446,000	160,000	206,000	80,000
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5,150	3,464,000	1,313,336	1,244,000	906,664
16th	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	2,569,195	2,038,655	1,618,150
17th and 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5,750	480,000	80,000	360,000	40,000
19th and 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6,881	600,000	80,000	-	520,000
21th to 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7,016	1,012,240	337,414	-	674,826
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7,535	1,560,000	146,668	20,000	1,393,332
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 8,857	8,440,000	-	1,286,664	7,153,336
28th	2nd quarter 2005	05.03.2010	05.02.2011	Up to 10,375	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	Up to 11,236	120,000	-	-	120,000
30th to 33th	3rd quarter 2006	08.30.2011	08.29.2012	Up to 16,418	630,000	-	280,000	350,000
34th and 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 18,705	500,000	-	-	500,000
TOTAL					37,232,240	13,479,900	10,332,378	13,419,962

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged accumulated to the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) in July 2006.

Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received in December 2007 the following number of Bonus Units.

Insuance	Quantity of	Exercise		Quantity

Date	shareholders	period until	Granted	Not exercised
Six-month period ended December 31, 2007	51	09.03.2012	1,226,808	1,226,808
Total			1,226,808	1,226,808

The exercise of these bonus units is linked to the achievement of individual objectives and the maintenance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stock	Total
Common	1,511,316,336	-	1,511,316,336
Preferred	1,282,890,124	13,549,348	1,296,439,472
Total	2,794,206,460	13,549,348	2,807,755,808

Preferred shares carry no voting rights but have priority over common shares in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On December 31, 2007, the market value of Units is R$24.73.

At the Extraordinary Shareholders Meeting held in June 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank and with record date of July 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During 2007, the Board of Directors approved the payment of interest on own capital to the shareholders in the amount of R$1,362,096, related to the year ended on December 31, 2007, comprising R$0.4653 (R$0.3955 net of applicable tax) per common share and R$0.5119 (R$0.4351 net of applicable tax) per preferred share. The interest on own capital was calculated in accordance with article 9º of Law nº 9.249/95 with tax benefit of R$463,113.

The Units had interest on capital of R$0.9131 (R$0.7761 net of applicable tax) being R$0.4012 (R$0.3410 net of applicable tax) from Unibanco Holdings and R$0.5119 (R$0.4351 net of applicable tax) from Unibanco. The GDS had interest on capital of R$9.1303 (R$7.7608 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

Legal reserve	742,925
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital
stock	3,067,166
ii) Special dividends reserve	63,898
Total	3,873,989

(e) Treasury stock

On August 8, 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000, of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 6 months as from August 10, 2007, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

During the quarter ended December 31, 2007, in accordance with the Stock option program (Note 16 (b)) approved by the Extraordinary Shareholders’ Meeting in October 2001, and also due to the conversion program ended in November 2005, the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
Balance at the beginning of the quarter	7,397,316	65,884
onversion of own stocks	3,076,016	29,985
Sale of own stocks	(887,141)	(9,604)
Repurchase	3,963,157	50,428
Balance at the end of the quarter	13,549,348	136,693

The average cost was R$25.84 per repurchased Units, and the minimum and maximum price per share were R$24.12 and R$27.50, respectively.

(f) Prior year adjustments

Represented, principally, by changes in accounting polices as requires by National Council of Private Insurance (CNSP) Resolution, related to rules and procedures adopted to account for the technical reserves of the insurance, private pension entities and capitalization companies.

18. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Insurance, annuity products and retirement plans
premiums	-	1,603,859
Financial results from insurance, pension
plans and annuity products	-	308,658
Dividends/retained earnings received from
other investments	941	(44,497)
Other	15,052	9,833
Total	15,993	1,877,853

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Provision for labor and civil litigations	131,373	175,935
Changes in technical provision for
insurance , annuity products and
retirement plans	-	704,969
Insurance claims	-	325,973
Interest and monetary correction on
technical provision for insurance, pension
plans and annuity products	-	243,991
Private retirement plans benefits expenses	-	86,465
Insurance and private retirement plans
selling and other expenses	-	312,981
Credit card selling expenses	-	77,447
Expense related to checks and billing, net	26,651	75,812
C orrespondent banks and commision expenses	45,909	81,347
Amortization of goodwill on subsidiaries	5,394	153,893
Operating losses	37,499	89,585
Reference file informations	-	44,433
Insurance ex penses	-	26,082
Other	93,065	33,054
Total	339,891	2,431,967

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	September 30,			December 31,
	2007	Increase	Realization	2007
Allowance for credit losses	462,125	88,813	102,573	448,365
Other provisions not currently deductible	1,087,238	82,497	124,529	1,045,206
Tax loss and negative basis of social
contribution carry-forwards	51,720	24,298	-	76,018
Social contribution carry-forwards
(Provisional Measure 2158-35)	237,175	18,927	-	256,102
Subtotal	1,838,258	214,535	227,102	1,825,691
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	32,039	404	-	32,443
Net deferred tax assets	1,870,297	214,939	227,102	1,858,134
Deferred tax assets	1,870,297			1,858,134

			Unibanco Consolidated

	September 30,			December 31,
	2007	Increase	Realization	2007
Allowance for credit losses	826,400	175,200	124,185	877,415
Other provisions not currently deductible	1,633,076	222,823	177,202	1,678,697
Tax loss and negative basis of social
contribution carry-forwards	410,545	-	33,188	377,357
Social contribution carry-forwards
(Provisional Measure 2158-35)	424,436	18,049	-	442,485
Subtotal	3,294,457	416,072	334,575	3,375,954
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	32,362	15,821	-	48,183
Deferred tax obligations	(207,552)	(69,329)	(12)	(276,869)
Net deferred tax assets	3,119,267	362,564	334,563	3,147,268
Deferred tax assets	3,326,819			3,424,137
Deferred tax liabilities	207,552			276,869

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On December 31, 2007, the expected realization of deferred taxes is as follows:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2008	4,747	739,398	744,145	25,780	1,276,853	1,302,633
2009	14,575	124,675	139,250	66,101	403,660	469,761
2010	26,909	611,400	638,309	73,626	894,038	967,664
2011	48,959	71,273	120,232	88,421	112,869	201,290
2012	68,033	18,568	86,601	90,477	146,187	236,664
2013 to 2021	92,879	4,275	97,154	98,080	99,862	197,942
Total	256,102	1,569,589	1,825,691	442,485	2,933,469	3,375,954
____________________
(*) Expected realization of deferred taxes is in conformity with MP 413/08 tax rate.

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,618,358 in Unibanco and R$2,984,728 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution,
net of non-recurring events and profit sharing	588,870	901,255
Income tax and social contribution expenses
at a rate of 25% and 9%	(200,216)	(306,427)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	110,572	(18,312)
Interest on capital paid, net	150,952	155,501
Permanent differences (net)	64,404	39,935
Income tax and social contribution for the quarter	125,712	(129,303)

20. Adjusted Net Income

	Unibanco	Unibanco Consolidated
Net income	827,073	827,073
Adjustments to net income	(350,625)	172,792
Depreciation and amortization	60,390	90,532
Amortization of goodwill on acquisition of subsidiary companies	5,394	153,893
Exchange gain on foreign investments	96,753	-
Equity in results of subsidiary and associated companies	(512,904)	(70,620)
Provision (reversal) for losses on investments	-	508
Reversal of foreclosed assets	(258)	(1,521)
Adjusted net income	476,448	999,865

21. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees
provided	15,066,616	15,097,829
Assets under management (mainly mutual
investment funds)	54,322,171	54,806,571
Lease commitments	-	8

22. Related-Party Transactions (Unibanco)

Assets
Interbank investments	5,835,152
Marketable securities and derivative financial instruments (a)	20,456,232
Interbank accounts	(32)
Lending operations	9,950
Other credits
. Income receivable
Dividends and interest on capital	1,094,219
Negotiation and intermediation of securities	10,783
. Sundry	776,352

Liabilities
Deposits	23,539,834
Securities sold under repurchase agreements	831,835
Resources from securities issued
. Debentures	856,334
. Securities abroad	3,261,881
Interbank accounts	36,514
Borrowings	24,780
Derivative financial instruments	21,476
Other liabilities
Social and statutory	726,058
Subordinated debt	7,716
Sundry	473,738
___________________
(a) Include debentures issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$20,111,516.

Revenues
Lending operations	109
Marketable securities	606,106
Derivative financial instruments	86,229
Services rendered	107,983

Expenses
Deposits and securities sold	670,823
Borrowings and onlendings	988
Salaries, benefits, training and social security	59
Other administrative expenses	12,071
Other operating expenses	(11,823)

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

23. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

(d) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the exercise, as informed by Stock Exchanges trade associations and external entities.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(e) Financial instruments recorded in the quarterly information compared to the respective fair values are as follows:

		Unibanco	Unibanco Consolidated

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	11,396,899	11,426,898	6,558,641	6,585,467
Marketable securities	36,979,306	37,209,987	23,737,167	24,268,230
Lending operations	38,307,234	38,399,143	45,574,799	45,690,979

Liabilities
Interbank deposits	20,973,527	20,973,518	1,149,031	1,149,020
Time deposits	25,642,236	25,666,497	23,708,940	22,878,282
Mortgage notes	-	-	55,137	55,137
Debentures	2,894,975	2,900,924	2,745,759	3,606,628
Real estate notes	418,014	417,927	418,014	417,927
Resources from securities issued abroad	4,643,496	4,647,437	1,381,693	1,386,431
Derivatives, net	1,840,878	1,840,878	1,684,496	1,684,496
Subordinated debt (Note 15(b))	5,764,668	5,795,001	5,756,952	5,787,208
Other liabilities (Note 15(c))	1,569,388	1,574,774	1,569,388	1,574,774
Treasury stocks	136,693	167,538	136,693	167,538

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at December 28, 2007 on the São Paulo Stock Exchange.

24. Other Information

(a) Assets leased to third parties, in the amount of R$9,105,238, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$8,624,846, and the residual value received in advance from these lessees amounts to R$3,578,709, classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At December 31, 2007, the insurance coverage on properties and other assets in use totaled R$443,430 in Unibanco and R$714,180 in Unibanco Consolidated.

25. Results from Non-recurring Events

	Unibanco and Unibanco Consolidated

	Operational	Non-recurring	Total (1)
Gain on IPO of BOVESPA/BM&F	-	381,514	381,514
Labor, civil, and tax pro vision (Note 14)	(64,104)	-	(64,104)
Provision for credit losses	(132,000)	-	(132,000)
Accelerated amortization of goodwill (Note 11 (b))	(72,919)	-	(72,919)
Results from non-recurring events	(269,023)	381,514	112,491
___________________
(1) The amounts are presented net of applicable taxes and minority interest.

26. Subsequent Events

(a) Corporate Law Amendments - Law 11,638/07

On December 28, 2007, Law no. 11,638/07 was published, which amends the Corporation Law, as to the accounting practices adopted in Brazil, for the fiscal year which will end on 12.31.2008.

A portion of the main amendments promoted by the Law are already substantially adopted by the Bank and its subsidiaries (i) voluntarily, as in the case of the presentation of the Statements of Cash Flows and of the Statement of Value Added, or (ii) due to the requirements of BACEN and SUSEP, in the case of adoption of the classification and mark-to-market criterion of financial instruments (Notes 5 and 22(d)).

The reminder of the amendments will require regulation by Brazilian Central Bank, SUSEP and CVM, during 2008, considering the scope of each regulatory body. The CVM´s accounting policies for companies must be implemented in accordance with international standards. Among the main changes promoted by the law, we point out:

  Permanent assets start comprising the subgroup “Intangible” assets and include, formally, the rights that have as purpose incorporeal assets destined to the maintenance of the company or exercised with this purpose, including goodwill related to acquisition of companies. Fixed assets will also include assets resulting from operations where there is transfer of benefits, control and risk, regardless of having transfer of property. Deferred assets are restricted to pre-operating expenses and to restructuring expenses;

  Creation of a new subgroup in the stockholders’ equity called “Equity Evaluation Adjustment”, destined to register the counter entry of the exchange variation of corporate investments abroad when the functional currency of the investee is different from the functional currency of the parent company, and in counterparty of increases and decreases of amounts attributed to elements from assets and liabilities, as a result of its market price evaluation;

  Introduction of the concept of Adjustment to Present Value for long-term assets and liabilities and for short-term balances when appropriate;

  Requirements of a periodic analysis to verify the recovery level of amounts recorded in fixed assets, intangible assets and deferred charges;

  Increase on the register of debentures, employees, and management participations considering, together, those in financial instruments type.

  In the operations of incorporation, merger or spin-off (combination of companies) all assets and liabilities of the company subject to incorporation, merger or spin-off shall be identified, values and accounted for at market value, as long as carried out between non-related parties and subject to the effective transfer of control.

  Elimination of the revaluation of fixed assets, maintaining the amounts accounted or reverse them up to 2008.

The changes promoted by the Law are applicable to financial statements since January, 2008 and are subject to many rules and, consequently, in the Directors judgment it is not yet possible to estimate with assurance the effects on adopting this Law.

(b) Changes in Tax legislation

(i) The Provisional Measure (MP) no. 413, of January 3, 2008, increased the rate of the Social Contribution on the Net Income – CSLL of the financial sector from 9% to 15% of the taxable income, as from May 1, 2008, as well as increased the deferred tax asset, due to the increase in the rate on deferred tax assets carried in the balance sheet (Note 19).

(ii) By means of Decree Federal Government increased as from January 2008 the rate of the Tax on Credit, Exchange and Insurance Operations, or those related to Securities – IOF. For financial institutions, IOF is just a secondary obligation, as it is withheld and transferred to Brazilian Federal Tax Authorities on behalf of customers.

(c) Others

(i) Compulsory

The Brazilian Central Bank determined through Circular no. 3.375/08, compulsory liquidity reserve deposit on interbank deposits in leasing companies in other financial institutions. The initial deposit is 5% of interbank deposits from March, 2008 with progressive increase, up to 25% by January 2009.

(ii) Stock Repurchase Program

On February 13, 2008, the Board, of Directors of both Unibanco and Unibanco Holdings approved the acquisition, of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 12 months as from February 15, 2008, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A. or other that comes to be defined by the Board of Director.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

						%Capital
					Number of	Investment in
				Type of	Shares or	Controlled
Item	Name	CNPJ	Principal Activity	Company	quotas	Company

				Non-Financial
01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Instituituion	1,069,751,053	49.902
02	Unipart Participações			Non-Financial
	Internacionais Ltd.	521,028	Holding	Instituituion	5,848,786	100.000
				Financial
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Instituituion	312,201,867,903	100.000
04	Unibanco Companhia de			Non-Financial
	Capitalização	61,054,128/0001-22	Annuity Products	Instituituion	4,193,771	99.999
				Financial
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Instituituion	10,556	99.991
				Financial
06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Instituituion	20,085,509,493	99.999
07	Dibens Leasing S.A. -			Financial
	Arrendamento Mercantil	65,654,303/0001-73	Leasing	Instituituion	512,378,830	99.999
				Financial
08	Interbanco S.A.	670,849	Bank	Instituituion	24,456,000	99.996
09	UAM – Assessoria e Gestão de			Non-Financial
	Investimentos Ltda.	59,608,174/0001-84	Service Render	Instituituion	16,400,000	99.999
10	Unibanco Serviços de			Non-Financial
	Investimento Ltda.	01,538,145/0001-03	Service Render	Instituituion	100,000	99.999
				Financial
11	Banco Único S.A.	00,086,413/0001-30	Bank	Instituituion	5,536,793,648	100.000
12	Unibanco Investshop – Corretora
	de Valores Mobiliários e Câmbio			Financial
	S.A.	89,560,460/0001-88	Brokerage	Instituituion	13,014,894	100.000
				Financial
13	Hipercard Banco Múltiplo S.A.	03,012,230/0001-69	Bank	Instituituion	496,235,064	19.293
				Non- Financial
14	Maxfácil Participações S.A.	08,077,294/0001-61	Holding	Instituituion	22,000	49.986
				Non-Financial
15	AIG Brasil Companhia de Seguros	33,040,981/0001-50	Brokerage	Instituituion	108,427,875	49.999
16	Companhia Hipotecária Unibanco			Financial
	Rodobens	02,868,100/0001-60	Mortgage Company	Instituituion	12,109,432	50.000
				Financial
17	Banco Investcred Unibanco S.A.	61,182,408/0001-16	Bank	Instituituion	190,580	49.997
18	UAM S.A. Distr.deTítulos e Val.			Financial
	Mobiliários	33,829,292/0001-29	Security Dealer	Instituituion	13,714,000	100.000
19	Unibanco Participações			Financial
	Societárias S.A.	04,662,287/0001-76	Holding	Instituituion	29,611,263	51.000

7016 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.0.0.01.01.00	National Treasury
	Securities	-	5,830,382.45	2,275,569.48	2,476,859.49	765,493.28	318,454.42	1,262,342.69
00.0.0.01.07.00	Mortgage Notes	-	-	1,390.21	-	-	-	-
00.0.0.01.08.00	Debentures	-	149,234.13	143,575.09	695,141.36	598,913.66	20,457,844.22	-
00.0.0.01.09.00	Listed Companies Equity
	Securities	152,505.88	-	-	-	-	-	-
00.0.0.01.10.00	Non-listed Companies
	Equity Securities	640,202.31	-	-	-	-	-	-
00.0.0.01.11.00	Other	168,892.37	369,927.41	238,753.30	46,666.36	36,762.26	302,750.40	47,645.53
00.0.0.02.01.00	Swaps	-	86,661.60	159,327.02	278,815.58	131,065.16	116,725.97	11,906.59
00.0.0.02.02.00	Forward contracts	-	300,325.62	21,451.75	12,283.95	3,933.08	-	-
00.0.0.02.04.00	Options	-	236,002.16	171,632.40	365,622.46	-	-	-
00.0.0.02.06.00	Other Derivative
	Financial Instruments	-	174,106.86	17,604.00	12,159.68	703.79	-	-
00.0.0.02.00.00	TOTAL OF DERIVATIVE
	FINANCIAL
	INSTRUMENTS	-	797,096.24	370,015.17	668,881.67	135,702.03	116,725.97	11,906.59
00.0.0.01.00.00	TOTAL OF
	MARKETABLE
	SECURITIES	961,600.56	6,349,543.99	2,659,288.08	3,218,667.21	1,401,169.20	21,079,049.04	1,309,988.22

Code	Description	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	13,059,016.09	12,929,101.81
00.0.0.01.07.00	Mortgage Notes	1,390.21	1,390.21
00.0.0.01.08.00	Debentures	22,044,708.46	22,044,708.46
00.0.0.01.09.00	Listed Companies Equity Securities	152,505.88	152,505.88
00.0.0.01.10.00	Non-listed Companies Equity Securities	640,202.31	640,202.31
00.0.0.01.11.00	Other	1,211,445.21	1,211,397.63
00.0.0.02.01.00	Swaps	784,501.92	784,501.92
00.0.0.02.02.00	Forward contracts	337,994.40	337,994.40
00.0.0.02.04.00	Options	773,257.02	773,257.02
00.0.0.02.06.00	Other Derivative Financial Instruments	204,574.33	204,574.33
00.0.0.02.00.00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS	2,100,327.67	2,100,327.67
00.0.0.01.00.00	TOTAL OF MARKETABLE SECURITIES	37,109,268.16	36,979,306.30

7017 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.0.0.01.01.00	Own Portfolio	839,629.94	4,065,721.52	1,506,440.19	1,094,180.53	534,333.45	5,214,985.96	55,090.79
00.0.0.01.02.00	Subject to
	Repurchase
	Commitments	-	817,509.06	673,325.26	265,632.94	458,355.32	14,684,517.40	1,254,897.43
00.0.0.01.03.00	Derivatives
	Financial
	Instruments	-	797,096.24	370,015.17	668,881.67	135,702.03	116,725.97	11,906.59
00.0.0.01.04.00	Pledged with
	Brazilian Central
	Bank	-	1,286,380.09	298,914.14	1,383,340.27	175,430.34	-	-
00.0.0.01.06.00	Pledged under
	Guarantees
	Rendered	121,970.62	179,933.32	180,608.49	475,513.47	233,050.09	1,179,545.68	-
00.0.0.01.00.00	Total	961,600.56	7,146,640.23	3,029,303.25	3,887,548.88	1,536,871.23	21,195,775.01	1,321,894.81

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

						Allowance
			% on the		% on the	for loan		% on the
Code	Description	Amount	total	Amount	total	losses	Amount	total

00.0.0.01.01.00	10 largest
	borrowers/clients	22,210,463.41	92.35	5,060,513.34	11.80	11,118.75	24,262,495.51	36.17
00.0.0.01.02.00	Next 50 largest
	borrowers/clients	1,654,973.44	6.88	7,100,499.30	16.55	15,671.84	8,066,906.54	12.03
00.0.0.01.03.00	Next 100 largest
	borrowers/clients	183,873.62	0.77	5,771,877.43	13.46	28,286.09	4,505,913.62	6.72
00.0.0.01.04.00	Other	894.02	-	24,955,093.80	58.19	1,401,420.72	30,239,588.15	45.08
00.0.0.01.00.00	Total	24,050,204.49	100.00	42,887,983.87	100.00	1,456,497.40	67,074,903.82	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

		Credits in			Falling due portfolio

		Arrears
		over 15	Up to 3	3 months				More than
Code	Description	days	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.1.1.00.00.00	Public Sector	-	6,743.63	57,464.75	323,135.72	282,340.01	142,857.85	-
00.1.1.02.00.00	Corporate Activities	-	6,743.63	57,464.75	323,135.72	282,340.01	142,857.85	-
00.1.1.02.01.00	Manufacturing	-	3,952.26	49,606.44	302,180.22	262,875.41	141,857.01	-
00.1.1.02.04.00	Other Services	-	2,791.37	7,858.31	20,955.50	19,464.60	1,000.84
00.1.4.00.00.00	Private Sector	656,242.95	12,629,332.79	13,069,734.02	9,879,244.75	3,418,778.22	2,388,421.31	33,687.87
00.1.4.01.00.00	Agricultural	2,781.88	280,317.59	997,331.39	260,017.40	105,893.91	48,558.66	1,322.75
00.1.4.02.00.00	Manufacturing	93,835.47	6,112,308.47	3,877,726.99	2,639,912.72	1,280,952.95	660,170.57	-
00.1.4.03.00.00	Trade	62,586.21	2,352,495.52	2,592,396.23	712,941.06	327,134.50	191,755.16	246.91
00.1.4.04.00.00	Financial Services	410.80	459,115.95	2,174,414.94	1,464,045.52	104,175.72	8,484.41	-
00.1.4.05.00.00	Other Services	216,080.79	1,773,119.72	1,456,758.75	3,148,865.29	1,157,325.41	922,926.54	3,182.86
00.1.4.06.00.00	Individuals	272,279.62	1,597,151.50	1,863,165.00	1,417,756.00	262,756.51	90,036.25	1,333.95
00.1.4.07.00.00	Residential Construction
	loans	8,268.18	54,824.04	107,940.72	235,706.76	180,539.22	466,489.72	27,601.40
00.1.0.00.00.00	Total	656,242.95	12,636,076.42	13,127,198.77	10,202,380.47	3,701,118.23	2,531,279.16	33,687.87

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00.1.1.00.00.00	Public Sector	61,734.78	48,331.07	-	-	-
00.1.1.02.00.00	Corporate Activities	61,734.78	48,331.07	-	-	-
00.1.1.02.01.00	Manufacturing	29,176.91	33,056.01	-	-	-
00.1.1.02.04.00	Other Services	32,557.87	15,275.06	-	-	-
00.1.4.00.00.00	Private Sector	28,745,013.51	25,334,196.51	147,159.45	43,537.97	127,664.67
00.1.4.01.00.00	Agricultural	719,117.70	633,735.27	-	-	-
00.1.4.02.00.00	Manufacturing	7,132,046.62	6,058,101.98	11,312.38	4,887.14	9,741.58
00.1.4.03.00.00	Trade	4,372,771.16	4,295,080.25	15,737.27	11,012.49	11,245.76
00.1.4.04.00.00	Financial Services	5,715,112.81	5,985,246.10	109.09	8.28	38.33
00.1.4.05.00.00	Other Services	7,866,414.42	5,566,465.12	44,054.43	9,021.24	32,458.94
00.1.4.06.00.00	Individuals	2,529,761.64	2,516,847.94	62,325.16	18,322.20	73,548.65
00.1.4.07.00.00	Residential Construction
	Loans	409,789.16	278,719.85	13,621.12	286.62	631.41
00.1.0.00.00.00	Total	28,806,748.29	25,382,527.58	147,159.45	43,537.97	127,664.67

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits
		Private Sector		Private Sector

		Private		Private
Code	Description	companies	Individuals	companies	Individuals

00.0.1.01.00.00	Local	9,255,031.50	190,140.19	15,832,291.19	8,412,676.88
00.0.1.01.01.00	The North	88,302.18	2,322.09	77,982.18	95,328.72
00.0.1.01.02.00	The Northeast	115,251.98	10,136.01	691,601.60	528,289.77
00.0.1.01.03.00	The Southeast	8,628,851.00	155,369.99	13,778,210.27	6,875,617.80
00.0.1.01.04.00	The Middle-west	55,908.45	6,442.30	270,269.97	159,835.89
00.0.1.01.05.00	The South	366,717.89	15,869.80	1,014,227.17	753,604.70
00.0.1.02.00.00	Abroad	823,160.27	-	1,397,267.79	-
00.0.1.00.00.00	Total	10,078,191.77	190,140.19	17,229,558.98	8,412,676.88

		Savings Deposits
		Private Sector

		Private		Lending Operation
Code	Description	Companies	Individuals	Portfolio

00.0.1.01.00.00	Local	3,152,954.84	6,907,263.87	41,015,778.68
00.0.1.01.01.00	The North	37,791.78	75,173.40	326,239.79
00.0.1.01.02.00	The Northeast	340,839.72	454,335.30	1,638,796.35
00.0.1.01.03.00	The Southeast	2,422,983.91	5,592,578.10	32,888,165.52
00.0.1.01.04.00	The Middle-west	112,315.32	193,409.17	1,047,600.04
00.0.1.01.05.00	The South	239,024.11	591,767.90	5,114,976.98
00.0.1.02.00.00	Abroad	-	-	1,872,205.19
00.0.1.00.00.00	Total	3,152,954.84	6,907,263.87	42,887,983.87

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

				Amounts by Risk Level

Code	Description	AA	A	B	C	D	E

00.0.0.01.01.00	Hot-money	-	17,589.35	-	-	-	-
00.0.0.01.02.00	Loans	8,452,816.67	7,610,410.20	1,709,752.09	459,134.26	192,771.87	104,432.25
00.0.0.01.03.00	Discounted Loans, Notes and Bills	284,049.10	264,450.95	70,659.17	29,524.79	6,352.13	3,248.59
00.0.0.01.04.00	Overdraft Loans	1,440,482.16	1,245,966.02	429,400.12	77,312.14	9,780.68	2,784.03
00.0.0.01.05.00	Individual Loans	456,368.09	1,333,939.67	78,446.42	32,414.15	19,991.41	15,813.36
00.0.0.01.06.00	Individual Financing	63,577.88	1,058,952.95	41,009.40	51,253.02	22,894.98	12,790.46
00.0.0.01.07.00	Advances on Exchange
	Contracts (before export)	832,836.61	238,230.72	150,128.79	20,769.90	3,639.64	-
00.0.0.01.08.00	Advances on Exchange
	Contracts (after export)	403,531.65	16,099.66	13,473.88	1,913.46	2.20	-
00.0.0.01.09.00	Vendor	198,108.14	48,504.60	110,976.68	199.55	0.59	-
00.0.0.01.10.00	Purchase Financing	367,591.79	299,096.27	63,955.52	8,062.47	776.81	24.20
00.0.0.01.11.00	Agricultural	728,693.68	481,883.44	412,852.90	53,002.10	7,583.52	1,807.54
00.0.0.01.12.00	Real Estate Loans	1,522,610.29	54,132.71	56,360.55	41,679.01	11,641.82	6,387.16
00.0.0.01.15.00	Other Financing	5,221,381.76	3,052,021.07	462,007.87	154,663.74	18,204.45	2,958.99
00.0.0.01.16.00	Leasing	150,644.79	725,128.91	65,891.13	13,540.15	-	1,379.45
00.0.0.01.19.00	Other Loans	451,866.25	38,923.33	1,363.72	6,220.69	277.27	255.06
00.0.0.01.00.00	Total	20,574,558.86	16,485,329.85	3,666,278.24	949,689.43	293,917.37	151,881.09

			Amounts by Risk Level			Total

Code	Description	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	-	17,589.35	-
00.0.0.01.02.00	Loans	70,078.88	62,527.05	349,576.23	19,011,499.50	1,684,074.91
00.0.0.01.03.00	Discounted Loans, Notes and Bills	2,062.55	2,732.67	26,222.15	689,302.10	82,880.51
00.0.0.01.04.00	Overdraft Loans	2,077.88	2,277.60	31,344.58	3,241,425.21	-
00.0.0.01.05.00	Individual Loans	13,772.90	13,473.37	68,953.23	2,033,172.60	-
00.0.0.01.06.00	Individual Financing	7,514.29	6,799.80	36,176.93	1,300,969.71	1,221,279.27
00.0.0.01.07.00	Advances on Exchange
	Contracts (before export)	205.04	-	166.54	1,245,977.24	119,119.92
00.0.0.01.08.00	Advances on Exchange
	Contracts (after export)	226.67	-	1,583.97	436,831.49	41,762.66
00.0.0.01.09.00	Vendor	-	-	-	357,789.56	-
00.0.0.01.10.00	Purchase Financing	-	-	1,423.30	740,930.36	-
00.0.0.01.11.00	Agricultural	373.61	1,397.09	7,966.51	1,695,560.39	1,282,724.94
00.0.0.01.12.00	Real Estate Loans	6,333.69	2,043.24	9,900.30	1,711,088.77	1,705,807.87
00.0.0.01.15.00	Other Financing	836.74	607.16	1,937.31	8,914,619.09	5,784,161.34
00.0.0.01.16.00	Leasing	173.75	343.38	469.31	957,570.87	957,570.87
00.0.0.01.19.00	Other Loans	195.01	181.80	34,374.50	533,657.63	7,738.28
00.0.0.01.00.00	Total	103,851.01	92,383.16	570,094.86	42,887,983.87	12,887,120.57

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	15,328,617.96	6,736,441.13	1,700,040.11	6,873,226.27	9,075,621.16
00.0.0.01.02.00	Leasing Operations	857,926.06	99,644.81	-	-	-
00.0.0.01.03.00	Other	525,822.14	1,249.03	4,768.69	1,682,808.75	1,817.76
00.0.0.01.00.00	Total	16,712,366.16	6,837,334.97	1,704,808.80	8,556,035.02	9,077,438.92

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

		Related	Non-Related	Related	Non-Related
Code	Description	Parties	Parties	Parties	Parties

00.0.0.01.02.00	Assignment of loan without co- obligation	-	-	-	177,786.32
00.0.0.01.00.00	Total	-	-	-	177,786.32

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	574.95	655,313.05	3,032.59	2,775,555.87	268.40	310,396.14
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	17.34	243,206.50	69.01	965,011.41	8.44	118,216.39
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	13.71	442,741.52	36.83	1,107,486.12	5.01	153,928.19
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	7.24	511,831.79	10.02	707,029.25	2.02	144,857.34
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	6.34	1,269,621.33	10.85	2,247,155.69	2.16	482,113.08
00.0.0.01.06.00	Over to R$ 500,000.00	2.90	17,451,844.67	2.86	8,683,091.51	0.90	2,456,767.10
00.0.0.01.00.00	Total	622.48	20,574,558.86	3,162.16	16,485,329.85	286.93	3,666,278.24

		C		D		E

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	102.95	126,925.61	55.61	76,928.23	45.01	57,893.59
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	4.53	63,868.07	2.67	37,635.99	1.55	21,619.52
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	3.18	98,682.25	1.48	43,175.06	0.90	26,742.05
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	1.23	87,251.93	0.32	22,287.58	0.21	14,260.76
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.93	179,298.40	0.19	34,626.35	0.11	18,996.19
00.0.0.01.06.00	Over to R$ 500,000.00	0.15	393,663.17	0.03	79,264.16	0.01	12,368.98
00.0.0.01.00.00	Total	112.97	949,689.43	60.30	293,917.37	47.79	151,881.09

		F		G		H

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	32.85	44,712.41	32.07	41,314.27	170.02	214,122.66
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	1.15	16,175.36	0.98	13,470.55	5.10	71,130.74
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.61	17,720.28	0.54	15,630.65	3.04	90,675.97
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.12	9,177.69	0.13	8,777.12	0.71	48,847.70
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.06	11,079.55	0.05	8,941.48	0.34	61,497.55
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	4,985.72	0.01	4,249.09	0.05	83,820.24
0.0.0.01.00.00	Total	34.80	103,851.01	33.78	92,383.16	179.26	570,094.86

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.1.01.00.00	Furniture and Equipment Inventory	628.07	-	-	628.07
00.0.1.02.00.00	Property and Equipment in process	0.82	66.48	0.82	66.48
00.0.1.03.00.00	Land and Buildings in Use	104,196.10	3,563.77	6,348.56	101,411.31
00.0.1.03.01.00	Land and Buildings	104,196.10	3,563.77	6,348.56	101,411.31
00.0.1.04.00.00	Facilities, Furniture and Equipment	82,458.77	7,405.00	3,672.59	86,191.18
00.0.1.05.00.00	Other	179,905.94	25,891.69	12,064.87	193,732.76
00.0.1.00.00.00	Total	367,189.70	36,926.94	22,086.84	382,029.80

7027 - FUNDING BY MATURITY

		Maturity

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	20,459,140.42	5,352,307.78	12,402,260.45	19,560,191.34	182,559.35	9,118,444.48
00.0.1.01.01.00	Demand Deposits	10,261,303.52	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	3,658,636.81	6,741,796.29	15,033,421.38	182,559.35	25,822.03
00.0.1.01.03.00	Savings Deposits	10,060,218.71	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	1,693,670.97	5,660,464.16	4,526,769.96	-	9,092,622.45
00.0.1.01.05.00	Foreign Deposits	7,028.44	-	-	-	-	-
00.0.1.01.06.00	Other	130,589.75	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under
	Repurchase Agreements	-	19,291,877.21	5,618,934.92	7,324,759.20	1,056,005.40	2,475.36
00.0.1.03.00.00	Local Borrowings	-	22.98	68.12	99.59	99.59	37.76
00.0.1.04.00.00	Foreign Borrowings	-	2,446,201.85	3,511,289.15	964,535.12	409,889.07	148,561.32
00.0.1.05.00.00	Local Onlendings	-	619,327.84	1,940,293.94	3,149,421.76	1,483,558.63	739,806.44
00.0.1.06.00.00	Foreign Onlending	-	505.00	1,781.21	3,973.90	1,323.01	-
00.0.1.08.00.00	Subordinated Debt	-	13,269.99	1,661.39	1,151,345.00	3,512,576.87	1,085,814.69
00.0.1.00.00.00	Total	20,459,140.42	27,723,512.65	23,476,289.18	32,154,325.91	6,646,011.92	11,095,140.05

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group

				Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency

00.0.0.01.00.00	Required Stockholders’
	Equity Compatible
	with the Degree of
	Risk of Assets (Brazil index)	-	-	-	12,407,913.78	16,600,282.56	4,192,368.78
00.0.0.01.01.00	Credit Risk	-	-	-	11,481,278.70	-	-
00.0.0.01.02.00	Exchange Rate Market Risk	-	-	-	750,796.36	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	175,838.72	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	8,288,432.18	5,730,397.60	2,558,034.58
00.0.0.03.00.00	Minimum Regulatory
	Stockholders'
	Equity Required	773,120.00	16,268,524.58	15,495,404.58	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital
	Required	773,120.00	8,000,000.00	7,226,880.00	-	-	-

		Unibanco Financial Economic Group

				Excess /
Code	Description	Required	Situation	Deficiency

00.0.0.01.00.00	Required Stockholders’ Equity
	Compatible
	with the Degree of
	Risk of Assets (Brazil index)	12,411,205.43	18,393,310.76	5,982,105.33
00.0.0.01.01.00	Credit Risk	11,484,736.41	-	-
00.0.0.01.02.00	Exchange Rate Market Risk	750,796.36	-	-
00.0.0.01.03.00	Interest Rate Market Risk	175,672.66	-	-
00.0.0.02.00.00	Fixed Assets Ratio	9,184,983.75	3,448,548.32	5,736,435.43
00.0.0.03.00.00	Minimum Regulatory Stockholders'
	Equity Required	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

					Net Income
	Branch				(Loss) for the
Item	Code	Branch Name	Assets	Liabilities	Period

1	53855	Patriarca	115,476,328.13	105,959,810.89	(2,107,157.53)
2	800260	Cayman	17,400,048.28	17,660,342.36	(356,988.38)
3	89027	Business Center Paulista	13,583,149.06	13,317,349.12	554,608.33
4	96317	Business Center Rio	3,124,153.51	3,090,522.76	(14,131.26)
5	96074	Business Center Santo Amaro	3,846,904.98	3,721,703.19	130,189.07
6	57338	Carijós - BH	2,661,498.38	2,682,149.23	27,793.23
7	7829	Brooklin	341,089.74	340,538.10	1,996.15
8	33315	Sete de Setembro	1,646,578.72	1,482,026.57	215,716.01
9	17972	Ribeirão Preto	990,995.41	1,000,081.11	(14,367.03)
10	12660	Campinas Centro	971,615.05	974,618.77	(17,221.19)

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	86,087.36
00.0.0.01.02.00	Private Retirement	4,221.29
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	23,793.88
00.0.0.01.05.00	Compensation for Hired Employees	4,842.91
00.0.0.01.06.00	Labor Insurance Claims Premiums	860.87
00.0.0.01.07.00	Other Employees Benefits	82,034.75
00.0.0.01.00.00	TOTAL CHARGES	201,841.06
00.0.0.02.02.00	Income Taxes (+/-)	(178,113.57)
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	13,757.40
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	9,852.96
00.0.0.02.05.00	COFINS (Taxes for Social Security Financing)	31,340.02
00.0.0.02.06.00	ISS (Municipal Services Tax)	23,433.91
00.0.0.02.07.00	Other (+/-)	(29,436.24)
00.0.0.02.00.00	TOTAL TAXES (+/-)	(129,165.52)

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter
Code	Description	Quantity	Transaction

00.0.0.01.01.00	Demand Deposits	20,410.00	30,025,946.58
00.0.0.01.06.00	Collections	60,193.00	132,153.97
00.0.0.01.00.00	Total	80,603.00	30,158,100.55

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	19,220,085.00	14,915,258.61
00.0.1.01.01.00	Conventional System	16,840.00	14,215.47
00.0.1.01.02.00	Electronic System	19,203,245.00	14,901,043.14
00.0.1.02.00.00	Electronic Draft	60,918.00	47,168.04
00.0.1.03.00.00	Electronic Transfers	147,398.00	22,772.42
00.0.1.04.00.00	Electronic Collection	36,536,103.00	25,718,149.40
00.0.1.00.00.00	Total	55,964,504.00	40,703,348.47

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Board of Directors

Unibanco - União de Bancos Brasileiros S.A.

1 We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco), for the quarter ended December 31, 2007, and of the related statements of income, of changes in stockholders' equity and of changes in financial position, as well the statements of income for the year then ended and the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of Unibanco's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3 Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4 The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, as required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of December 31, 2007 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter and year then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial information to be presented in conformity with the standards issued by the Brazilian Central Bank specifically applicable to the preparation of this information.

5 The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the accounting information contained in the quarterly information referred to in paragraph 1, taken as a whole. Exhibits 7016 to 7032, 7034 to 7036, 7038 and 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, as required by the Brazilian Central Bank, and are not required as a part of the basic financial information. The accounting information included in these exhibits has been submitted to the same review procedures described in paragraph 2 and, based on these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be fairly presented in relation to the financial information referred to in paragraph 1, taken as a whole.

São Paulo, February 14, 2008

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

7034 - PROVISIONS

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	ASSETS	1,446,505.33	261,480.07	222,889.13	1,485,096.27
00.0.0.01.06.00	Lending Operations	1,347,833.75	258,649.56	199,769.47	1,406,713.84
00.0.0.01.07.00	Leasing Operations	3,894.86	2,830.51	406.17	6,319.20
00.0.0.01.08.00	Other Credits	66,177.85	-	22,713.49	43,464.36
00.0.0.01.09.00	Investments	28,598.87	-	-	28,598.87
00.0.0.04.00.00	LIABILITIES	2,708,423.51	107,036.42	134,262.80	2,681,197.13
00.0.0.04.03.00	Labor Contingencies	552,641.14	4,833.45	51,227.20	506,247.39
00.0.0.04.04.00	Other Civil Contingencies	428,283.44	-	37,964.03	390,319.41
00.0.0.04.05.00	Other Contingencies	1,727,498.93	102,202.97	45,071.57	1,784,630.33

7035 - CAPITAL

		Number of Shares
Code	Description	(thousand)

00.0.1.00.00.00	Shares	2,807,755.81
00.0.1.01.00.00	Capital	2,794,206.46
00.0.1.01.01.00	Common Shares - Local Residents	1,509,706.64
00.0.1.01.02.00	Common Shares - Foreign Residents	1,609.70
00.0.1.01.03.00	Preferred Shares - Local Residents	392,198.63
00.0.1.01.04.00	Preferred Shares - Foreign Residents	890,691.49
00.0.1.02.00.00	Treasury Shares	13,549.35
00.0.1.02.02.00	Preferred Shares	13,549.35

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	12/28/2007	2	1/31/2008	1	0.000038823500000
2	12/28/2007	2	1/31/2008	2	0.000042705900000
3	12/28/2007	2	1/31/2008	1	0.000198986900000
4	12/28/2007	2	1/31/2008	2	0.000218885600000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

-	-	-	-	-

7038 - COMMITMENTS AND GUARANTEES

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	Guarantees Provided	12,153,204.38	6,607,921.51	3,936,510.92	14,824,614.97
00.0.0.01.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	861,344.05	153,790.25	193,899.45	821,234.85
00.0.0.01.02.00	Individuals and Non-Financial Companies	7,625,593.02	3,649,269.94	2,015,143.05	9,259,719.91
00.0.0.01.03.00	Other	3,666,267.31	2,804,861.32	1,727,468.42	4,743,660.21
00.0.0.02.00.00	Co-Obligation for Credit Assignment	20,236.77	-	489.23	19,747.54
00.0.0.02.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	20,236.77	-	489.23	19,747.54

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and Local Branches
Code	Description		Foreign Branches	Total

00.0.0.01.00.00	ASSETS	4,018,870.85	5,743,695.22	9,762,566.07
00.0.0.01.01.00	Cash And Due From Banks	985,277.93	162,010.13	1,147,288.06
00.0.0.01.02.00	Marketable Securities	-	3,396,769.74	3,396,769.74
00.0.0.01.03.00	Lending Operations	-	1,866,453.58	1,866,453.58
00.0.0.01.04.00	Other Credits	3,033,592.92	318,461.77	3,352,054.69

00.0.0.04.00.00	LIABILITIES	7,672,518.77	11,867,861.79	19,540,380.56
00.0.0.04.01.00	Deposits	7,028.44	2,213,399.62	2,220,428.06
00.0.0.04.02.00	Other Funding	4,724,942.42	3,903,153.56	8,628,095.98
00.0.0.04.03.00	Borrowings	2,940,547.91	4,497,186.73	7,437,734.64
00.0.0.04.07.00	Subordinated Debt	-	1,254,121.88	1,254,121.88

		By Currency

					Swiss
Code	Description	Dollar	Euro	Pound	Franc	Yen	Other

00.0.0.01.00.00	ASSETS	8,896,438.97	321,672.44	27,607.12	121,293.67	257,560.23	137,993.64
00.0.0.01.01.00	Cash And Due From Banks	1,034,770.21	61,098.57	26,424.79	5,583.45	5,291.77	14,119.27
00.0.0.01.02.00	Marketable Securities	3,392,027.55	3,923.46	-	-	818.73	-
00.0.0.01.03.00	Lending Operations	1,857,268.56	9,185.02	-	-	-	-
00.0.0.01.04.00	Other Credits	2,612,372.65	247,465.39	1,182.33	115,710.22	251,449.73	123,874.37

00.0.0.04.00.00	LIABILITIES	18,611,037.41	662,864.03	7,749.89	15,388.01	70,220.78	173,120.44
00.0.0.04.01.00	Deposits	2,050,054.27	170,351.60	-	-	-	22.19
00.0.0.04.02.00	Other Funding	8,119,240.25	322,193.09	5,970.72	4,415.98	3,177.69	173,098.25
00.0.0.04.03.00	Borrowings	7,187,621.01	170,319.34	1,779.17	10,972.03	67,043.09	-
00.0.0.04.07.00	Subordinated Debt	1,254,121.88	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income

Unibanco’s net income reached R$3,448 million in 2007. Excluding the non recurring events, the net income was R$2,600 million in the year, a 17.6% growth when compared to 2006.

IPO

The gain from the Bovespa Holding, BM&F and Redecard’s IPOs, the sale of part of Serasa’s stake and the change in participation in our subsidiary Unibanco Participações Societárias S.A. (“UPS”) represented the non recurring events in 2007. These results, deducted from additional provisions and the full goodwill amortization of Sonaecred, company incorporated in 4Q07, were accounted as non recurring results in 2007, in the amount of R$848 million. (see note 26)

Non-Recurring Events

The operating income before non recurring events reached R$4,097 million in 2007, a 16.4% increase versus 2006.

Stockholders’ Equity

Unibanco’s stockholders’ equity reached R$11,837 million on December 31, 2007, growing 19.3% from December 2006. Return on average equity (ROAE) reached 31.7% in 2007. Excluding non recurring events, ROAE was 24.5% .

Financial Margin

The financial margin after provision for loan losses was R$8,354 million in 2007, up 14.5%, when compared to 2006. This improvement is mostly explained by a higher credit volume and an improvement in the asset quality.

Fee Income

Total fees reached R$3,640 million in 2007, with highlight for credit cards fees (Unicard and Hipercard), up 23.4% in the year, influenced by the growth in the number of cards issued, and revenues from capital markets transactions.

Personnel and Administrative Expenses

In 2007, personnel and administrative expenses increased only 0.1% compared to 2006. This is largely due to efficiency gains and budgetary discipline. It is worth mentioning that, during the period, there were organic growth of business activities, Retail business commercial efforts and campaigns, and the wage increase arising from the collective bargaining agreements of September 2006 and September 2007.

Assets

Unibanco’s total assets reached R$149,597 million, up 44.2% when compared to December 31, 2006. This growth is mainly due to the R$16,1 billion increase in total loans. Return on average assets (ROAA) before non recurring events was 2.1% in 2007.

Marketable Securities

In December 2007, the securities portfolio was R$23,737 million, of which 45% were classified as trading securities, 45% as securities available for sale and 10% as securities held to maturity. The classification of a portion of the portfolio as held to maturity is based on the financial capability to hold in the portfolio until maturity, interest rates (positive spread) and currency of their liability positions.

Credit Operations

In the past 12 months, Unibanco’s total loans increased 35.4%, reaching R$61,435 million in December 2007. This growth demonstrates the loan growth acceleration especially in the individuals portfolio. The highlights were: payroll loans, auto loans, Small and Medium Enterprises (SMEs) and credit card loan portfolios.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of December 2007 was R$2,994 million, representing 4.9% of the total loan portfolio. Of this total, R$929 million are additional allowance for loan losses, based on more conservative percentages than those required by the regulatory authority, and significantly higher than the R$599 million registered in December 2006.

The Unibanco’s risk management policy, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In December 2007, the balance of credits rated as AA to C made up 95.4% of the total loan portfolio, up from 93.6% in December 2006, as illustrated in the following graph:

The non performing loans (credits overdue by 60 days or longer) improved from 5.4% of the total loan portfolio in December 2006 to 3.9% in December 2007. The total allowance for loan losses reached 125% of the non performing loans (past due and falling due credits) in December 2007, compared to 109% in December 2006.

Funding and Assets under Management

Total funding and assets under management (AUM) stood at R$159,843 million in December 31, 2007, R$54,935 million of which are assets under management. It is worth mentioning the evolution of demand deposits in December 2007, influenced by the CPMF tax extinguishment, which caused the postponing of financial resources transfers. The debentures, an alternative funding instrument for time deposits, increased 59.9% in the last 12 months.

Capital Adequacy Ratios

Unibanco’s BIS ratio, as of December 31, 2007, reached 14,7%, above the minimum 11% level determined by the Central Bank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 07, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer